File No. 812-15405
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDED AND RESTATED APPLICATION FOR AN ORDER PURSUANT
TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY
ACT OF 1940 AND RULE 17d-1 UNDER THE ACT TO PERMIT
CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY
SECTIONS 17(d) AND 57(a)(4) OF THE ACT AND RULE 17d-l
UNDER THE ACT

BIP Evergreen Venture Fund, BIP Capital, LLC, BIP
Capital Management Services, LLC, BIP Capital Mini Fund,
LP, BIP Capital Mini Fund II, LP, BIP Capital Mini Fund
II-QP, LP, BIP Capital Mini Fund III, LP, BIP Capital
Mini Fund III-QP, LP, BIP Capital Mini Fund IIIb, LP,
BIP Capital Mini Fund IIIb-QP, LP, BIP Capital Venture
Fund IV, LP, BIP Capital Venture Fund IV-QP, LP,
Panoramic Annex Fund 4, LP, Panoramic Annex Fund 4-QP,
LP, Panoramic Venture Fund 5, LP, Panoramic Venture Fund
5-QP, LP, BIP Capital 2080 Media Equity VII, LLC, BIP
Capital 2080 Media Equity X, LLC, BIP Capital AchieveIt
Series E-1, LLC, BIP Capital ConnexPay Convertible Note
I, LLC, BIP Capital ConnexPay Equity I, LLC, BIP Capital
Huddle Convertible Note, LLC, BIP Capital Huddle Equity
II, LLC, BIP Capital PAN Convertible Note, LLC, BIP
Capital PAN Equity I, LLC, BIP Capital PAN Equity II,
LLC, BIP Capital UserIQ A-2 & A-3, LLC, BIP Capital
Wellview Senior Debt II, LLC Panoramic Trella
Acquisition I, LP, Panoramic Trella Acquisition I-QP,
LP, Panoramic UserIQ Equity II, LLC,  Panoramic Wellview
Sentry Merger I, LLC, Panoramic Annex Fund 4b, LP,
Panoramic Annex Fund 4b-QP, LP, Panoramic Mediafly
Equity I, LLC, Panoramic ShiftMed Equity I, LLC,
Panoramic ShiftMed Equity I-QP, LLC, Panoramic Connexpay
Equity II-AI, LLC, Panoramic Connexpay Equity II-QP,
LLC,  BIP 2080 Media Investments I, LLC, BIP 2080 Media
Investments II, LLC, BIP 2080 Media Investments III,
LLC, BIP Capital 2080 Media Investments IV, LLC, BIP
Capital 2080 Media Investment V, LLC, BIP Capital 2080
Media Investment VI, LLC, BIP AchieveIt Investments,
LLC, BIP VoApps Series A, LLC, BIP Early Stage Fund I,
LP, BIP Early Stage Fund I-QP, LP, BIP Capital AchieveIt
Series D, LLC, BIP Capital AchieveIt Series E, LLC, BIP
Capital Growth Fund III, LP, BIP Capital Growth Fund
III-QP, LP, BIP Capital Wellview Series A-3, LLC, BIP
Capital Huddle I, LLC, BIP Capital Huddle I-QP, LLC,

3575 Piedmont Rd NE
Building 15, Suite 730
Atlanta, GA 30305
678-528-7951

All Communications, Notices and Orders to:

Todd Knudsen
Chief Financial Officer
BIP Evergreen Venture Fund
3575 Piedmont Rd NE
Building 15, Suite 730
Atlanta, GA 30305
678-528-7951

Copies to:

Blake E. Estes
Alston & Bird LLP
90 Park Avenue
New York, NY 10016
(212) 210-9415

June 16, 2023


UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

In the Matter of:
BIP Evergreen Venture Fund, BIP
Capital, LLC, BIP Capital
Management Services, LLC, BIP
Capital Mini Fund, LP, BIP Capital
Mini Fund II, LP, BIP Capital Mini
Fund II-QP, LP, BIP Capital Mini
Fund III, LP, BIP Capital Mini Fund
III-QP, LP, BIP Capital Mini Fund
IIIb, LP, BIP Capital Mini Fund
IIIb-QP, LP, BIP Capital Venture
Fund IV, LP, BIP Capital Venture
Fund IV-QP, LP, Panoramic Annex
Fund 4, LP, Panoramic Annex Fund 4-
QP, LP, Panoramic Venture Fund 5,
LP, Panoramic Venture Fund 5-QP,
LP, BIP Capital 2080 Media Equity
VII, LLC, BIP Capital 2080 Media
Equity X, LLC, BIP Capital
AchieveIt Series E-1, LLC, BIP
Capital ConnexPay Convertible Note
I, LLC, BIP Capital ConnexPay
Equity I, LLC, BIP Capital Huddle
Convertible Note, LLC, BIP Capital
Huddle Equity II, LLC, BIP Capital
PAN Convertible Note, LLC, BIP
Capital PAN Equity I, LLC, BIP
Capital PAN Equity II, LLC, BIP
Capital UserIQ A-2 & A-3, LLC, BIP
Capital Wellview Senior Debt II,
LLC Panoramic Trella Acquisition I,
LP, Panoramic Trella Acquisition I-
QP, LP, Panoramic UserIQ Equity II,
LLC,  Panoramic Wellview Sentry
Merger I, LLC, Panoramic Annex Fund
4b, LP, Panoramic Annex Fund 4b-QP,
LP, Panoramic Mediafly Equity I,
LLC, Panoramic ShiftMed Equity I,
LLC, Panoramic ShiftMed Equity I-
QP, LLC, Panoramic Connexpay Equity
II-AI, LLC, Panoramic Connexpay
Equity II-QP, LLC,  BIP 2080 Media
Investments I, LLC, BIP 2080 Media
Investments II, LLC, BIP 2080 Media
Investments III, LLC, BIP Capital
2080 Media Investments IV, LLC, BIP
Capital 2080 Media Investment V,
LLC, BIP Capital 2080 Media
Investment VI, LLC, BIP AchieveIt
Investments, LLC, BIP VoApps Series
A, LLC, BIP Early Stage Fund I, LP,
BIP Early Stage Fund I-QP, LP, BIP
Capital AchieveIt Series D, LLC,
BIP Capital AchieveIt Series E,
LLC, BIP Capital Growth Fund III,
LP, BIP Capital Growth Fund III-QP,
LP, BIP Capital Wellview Series A-
3, LLC, BIP Capital Huddle I, LLC,
BIP Capital Huddle I-QP, LLC,

3575 Piedmont Rd NE
Building 15, Suite 730
Atlanta, GA 30305
678-528-7951
File No. 812-15419
Investment Company Act of 1940
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APPLICATION FOR AN ORDER
PURSUANT TO SECTION
17(d) OF THE INVESTMENT
COMPANY ACT OF 1940 AND
RULE 17d-1 UNDER THE ACT
TO PERMIT CERTAIN JOINT
TRANSACTIONS OTHERWISE
PROHIBITED BY SECTION
17(d) OF THE ACT AND
RULE 17d-1 UNDER THE ACT




I.	INTRODUCTION
A.	Requested Relief
      BIP Evergreen Venture Fund and its related entities identified in Section I.B. below, hereby request an order (the "Order") pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the "Act") and Rule 17d-1 thereunder authorizing certain joint transactions that otherwise would be prohibited by either or both of Sections 17(d) and 57(a)(4) as modified by the exemptive rules adopted by the U.S. Securities and Exchange Commission (the "Commission") under the Act.
      In particular, the relief requested in this application (the "Application") would allow one or more Regulated Funds (as defined below) (including one or more BDC Downstream Funds (as defined below) or any Wholly-Owned Investment Subs (as defined below)) and/or one or more Affiliated Funds (as defined below) to participate in the same investment opportunities through a proposed co-investment program where such participation would otherwise be prohibited under Section 17(d) or Section 57(a)(4) and the rules under the Act (the "Co-Investment Program"). All existing entities that currently intend to rely on the Order have been named as Applicants (defined below) and any existing or future entities that may rely on the Order in the future will comply with the terms and Conditions (defined below) set forth in this Application.
B.	Applicants Seeking Relief
*	BIP Evergreen Venture Fund (the "Company"), a Delaware
statutory trust formed under the Delaware Statutory
Trust Act for the purpose of operating as an
externally-managed, non-diversified, closed-end
management investment company that intends to elect to
be regulated as a business development company ("BDC")
under the Act;
*	BIP Capital, LLC ("BDC Adviser"), the investment
adviser of the Company and 36 of the Affiliated Funds
that are identified in Appendix A, registered under the
Investment Advisers Act of 1940 (the "Advisers Act"),
on behalf of itself and its successors.
*	BIP Capital Management Services, LLC ("CMS Adviser"),
an affiliate of BDC Adviser and the investment adviser
of 17 of the Affiliated Funds that are identified in
Appendix A, registered under the Advisers Act.
*	The investment vehicles identified in Appendix A, each
of which is a separate and distinct legal entity and each of which would be an investment company but for
Section 3(c)(1) or 3(c) (7) of the Act (the "Existing
Affiliated Funds"; together with the BDC Adviser and the CMS Adviser, the "Applicants").

C.	Defined Terms
      "Adviser" means BDC Adviser together with CMS Adviser and
any future investment adviser that (i) controls, is controlled by or is under common control with BDC Adviser, (ii) (a) is
registered as an investment adviser under the Advisers Act or (b)
is a relying adviser of an investment adviser that is registered under the Advisers Act and that is controlled by or under common control with BDC Adviser, and (iii) is not a Regulated Fund
(defined below) or a subsidiary of a Regulated Fund.
      "Affiliated Fund" means any Existing Affiliated Fund, any
Future Affiliated Fund or any Panoramic Proprietary Account (as
defined below). No Existing Affiliated Fund is a BDC Downstream
Fund.
      "BDC" means a business development company under the Act.
Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Section 55(a)(1) through 55(a)(3) and makes available significant managerial assistance with respect to the issuers of such securities.
      "BDC Downstream Fund" means, with respect to any Regulated
Fund that is a BDC, an entity (i) that the BDC directly or
indirectly controls, (ii) that is not controlled by any person other than the BDC (except a person that indirectly controls the entity solely because it controls the BDC), (iii) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the
Act, (iv) whose investment adviser is an Adviser, (v) that is not a Wholly-Owned Investment Sub, and (vi) that intends to
participate in the Co-Investment Program.
      "Board" means (i) with respect to a Regulated Fund other
than a BDC Downstream Fund, the board of directors (or the
equivalent) of the Regulated Fund and (ii) with respect to a BDC Downstream Fund, the Independent Party of the BDC Downstream
Fund.
      "Board-Established Criteria" means criteria that the Board of a Regulated Fund may establish from time to time to describe the characteristics of Potential Co-Investment Transactions
regarding which the Adviser to such Regulated Fund should be notified under Condition 1. The Board-Established Criteria will be consistent with the Regulated Fund's Objectives and Strategies (defined below). If no Board-Established Criteria are in effect, then the Regulated Fund's Adviser will be notified of all
Potential Co-Investment Transactions that fall within the
Regulated Fund's then-current Objectives and Strategies. Board-Established Criteria will be objective and testable, meaning that they will be based on observable information, such as
industry/sector of the issuer, available cash of Affiliated Funds and Regulated Funds, investment stage, asset class of the
investment opportunity or required commitment size, and not on characteristics that involve a discretionary assessment. The
Adviser to the Regulated Fund may from time to time recommend criteria for the Board's consideration, but Board-Established
Criteria will only become effective if approved by a majority of the Independent Directors (defined below). The Independent
Directors of a Regulated Fund may at any time rescind, suspend or qualify its approval of any Board-Established Criteria, though Applicants anticipate that, under normal circumstances, the Board would not modify these criteria more often than quarterly.
      "Close Affiliate" means the Advisers, the Regulated Funds, the Affiliated Funds and any other person described in Section
57(b) (after giving effect to Rule 57b-1) in respect of any
Regulated Fund (treating any registered investment company or series thereof as a BDC for this purpose) except for limited partners included solely by reason of the reference in Section
57(b) to Section 2(a)(3)(D).
      "Co-Investment Transaction" means any transaction in which one or more Regulated Funds (or its Wholly-Owned Investment Sub (defined below)) participated together with one or more
Affiliated Funds and/or one or more other Regulated Funds in reliance on the Order.
      "Disposition" means the sale, exchange or other disposition of an interest in a security of an issuer.
      "Eligible Directors" means, with respect to a Regulated Fund and a Potential Co-Investment Transaction, the members of the
Regulated Fund's Board eligible to vote on that Potential Co-Investment Transaction under Section 57(o) of the Act (treating any registered investment company or series thereof as a BDC for this purpose).
      "Follow-On Investment" means (i) with respect to a Regulated Fund, an additional investment in the same issuer in which the Regulated Fund is currently invested; or (ii) with respect to an Affiliated Fund, (X) an additional investment in the same issuer in which the Affiliated Fund and at least one Regulated Fund are currently invested; or (Y) an investment in an issuer in which at least one Regulated Fund is currently invested but in which the Affiliated Fund does not currently have an investment. An investment in an issuer includes, but is not limited to, the exercise of warrants, conversion privileges or other rights to purchase securities of the issuer.
      "Future Affiliated Fund" means any entity (a) whose
investment adviser is an Adviser, (b) that either (A) would be an investment company but for Section 3(c)(1), 3(c)(5)(C) or 3(c)(7)
of the Act or (B) relies on Rule 3a-7 exemption from investment company status, (c) that intends to participate in the Co-
Investment Program, and (d) that is not a BDC Downstream Fund.
      "Future Regulated Fund" means a closed-end management
investment company (a) that is registered under the Act or has elected to be regulated as a BDC, (b) whose investment adviser is an Adviser, and (c) that intends to participate in the Co-
Investment Program.
      "Independent Director" means a member of the Board of any relevant entity who is not an "interested person" as defined in
Section 2(a)(19) of the Act. No Independent Director of a
Regulated Fund (including any non-interested member of an
Independent Party) will have a financial interest in any Co-
Investment Transaction, other than indirectly through share
ownership in one of the Regulated Funds or Affiliated Funds.
      "Independent Party" means, with respect to a BDC Downstream
Fund, (i) if the BDC Downstream Fund has a board of directors (or the equivalent), the board or (ii) if the BDC Downstream Fund does not have a board of directors (or the equivalent), a
transaction committee or advisory committee of the BDC Downstream
Fund.
      "JT No-Action Letters" means SMC Capital, Inc., SEC No-
Action Letter (pub. avail. Sept. 5, 1995) and Massachusetts
Mutual Life Insurance Company, SEC No-Action Letter (pub. avail.
June 7, 2000).
      "Objectives and Strategies" means (i) with respect to any Regulated Fund other than a BDC Downstream Fund, its investment objectives and strategies, as described in its most current registration statement, other current filings with the Commission under the Securities Act of 1933 (the "Securities Act") or under the Securities Exchange Act of 1934, as amended ("Exchange Act"), and its most current report to stockholders, and (ii) with
respect to any BDC Downstream Fund, those investment objectives and strategies described in its disclosure documents (including private placement memoranda and reports to equity holders) and organizational documents (including operating agreements).
      "Panoramic Proprietary Account" means any direct or
indirect, wholly- or majority-owned subsidiary of BDC Adviser that is formed in the future that, from time to time, may hold various financial assets in a principal capacity.
      "Potential Co-Investment Transaction" means any investment opportunity in which a Regulated Fund (or its Wholly-Owned
Investment Sub) could not participate together with one or more Affiliated Funds and/or one or more other Regulated Funds without obtaining and relying on the Order.
      "Pre-Boarding Investments" are investments in an issuer held by a Regulated Fund as well as one or more Affiliated Funds
and/or one or more other Regulated Funds that were acquired prior to participating in any Co-Investment Transaction:
(i)	in transactions in which the only term negotiated by or
on behalf of such funds was price in reliance on one of
the JT No-Action Letters; or
(ii)	in transactions occurring at least 90 days apart and
without coordination between the Regulated Fund and any
Affiliated Fund or other Regulated Fund.
      "Regulated Funds" means the Company, the Future Regulated
Funds and the BDC Downstream Funds.
      "Related Party" means (i) any Close Affiliate and (ii) in
respect of matters as to which any Adviser has knowledge, any
Remote Affiliate.
      "Remote Affiliate" means any person described in Section
57(e) in respect of any Regulated Fund (treating any registered investment company or series thereof as a BDC for this purpose)
and any limited partner holding 5% or more of the relevant
limited partner interests that would be a Close Affiliate but for the exclusion in that definition.
      "Required Majority" means a required majority, as defined in
Section 57(o) of the Act.
      "Tradable Security" means a security that meets the
following criteria at the time of Disposition:
(i)	it trades on a national securities exchange or
designated offshore securities market as defined in
rule 902(b) under the Securities Act;
(ii)	it is not subject to restrictive agreements with the
issuer or other security holders; and
(iii)	it trades with sufficient volume and liquidity
(findings as to which are documented by the Advisers to
any Regulated Funds holding investments in the issuer
and retained for the life of the Regulated Fund) to
allow each Regulated Fund to dispose of its entire
position remaining after the proposed Disposition
within a short period of time not exceeding 30 days at
approximately the value (as defined by Section 2(a)(41)
of the Act) at which the Regulated Fund has valued the
investment.
      "Wholly-Owned Investment Sub" means an entity (i) that is a wholly-owned subsidiary of a Regulated Fund (with such Regulated
Fund at all times holding, beneficially and of record, 95% or more of the voting and economic interests); (ii) whose sole
business purpose is to hold one or more investments on behalf of such Regulated Fund (and, in the case of an SBIC Subsidiary
(defined below), maintains a license under the SBA Act (defined below) and issues debentures guaranteed by the SBA (defined
below)); (iii) with respect to which such Regulated Fund's Board has the sole authority to make all determinations with respect to the entity's participation under the Conditions to this
Application; and (iv) that would be an investment company but for
Section 3(c)(1), 3(c)(5)(C), or 3(c)(7) of the Act. The term
"SBIC Subsidiary" means a Wholly-Owned Investment Sub that is licensed by the Small Business Administration (the "SBA") to operate under the Small Business Investment Act of 1958, as
amended, (the "SBA Act") as a small business investment company.
II.	APPLICANTS
A.	The Company
      The Company was organized under the Delaware Statutory Trust
Act on August 10, 2022 and intends to elect to be regulated as a
BDC under the Act. The Company intends to file a registration statement on Form 10 to register its shares under the Exchange
Act.
      The Company's Objectives and Strategies are to maximize
capital appreciation by investing in a portfolio primarily
consisting of common and preferred equity investments in target U.S.-based portfolio companies, which are qualifying as "eligible portfolio companies" under the Investment Company Act. The
Company may also invest on an opportunistic basis in "non-
qualifying" investments, such as investments in non-U.S.
companies that otherwise meet the Company's Objectives and
Strategies.
      BDC Adviser is the investment adviser to the Company. The Company's business and affairs will be managed under the direction of a Board consisting of at least five members, a
majority of whom will be Independent Directors.
B.	The Existing Affiliated Funds
      The Existing Affiliated Funds are entities whose investment adviser is BDC Adviser or CMS Adviser and that would be investment companies but for Section 3(c)(1) or 3(c)(7) of the
Act. The Existing Affiliated Funds pursue strategies focused on investing in a variety of fixed-income and equity securities.
C.	BDC Adviser
      BDC Adviser is a Delaware limited liability company and is registered as an investment adviser under the Advisers Act. BDC
Adviser serves as the investment adviser to the Company and 36 of the Existing Affiliated Funds identified in Appendix A and
manages the Company's and each Existing Affiliated Fund's
portfolio in accordance with its Objectives and Strategies. BDC
Adviser makes investment decisions for the Company (subject to the oversight of the Company's Board) and each such Existing
Affiliated Fund, including identifying and negotiating the
structure of the investments it makes and otherwise managing its day-to-day operations. In the future, the BDC Adviser may delegate its portfolio management responsibilities of a Regulated
Fund to one or more non-affiliated sub-advisors.
      The Panoramic Proprietary Accounts will hold various
financial assets in a principal capacity. BDC Adviser has various business lines that it may operate through wholly- or majority-
owned subsidiaries. Currently, there are no Panoramic Proprietary
Accounts.
D.	CMS Adviser
      CMS Adviser, an affiliate of BDC Adviser, is a Delaware
limited liability company and is registered as an investment adviser under the Advisers Act. CMS Adviser serves as the
investment adviser to 17 of the Existing Affiliated Funds
identified in Appendix A and manages each such funds' portfolios in accordance with its Objectives and Strategies. CMS Adviser makes investment decisions for each such fund, including
identifying and negotiating the structure of the investments it makes and otherwise managing its day-to-day operations. CMS
Adviser seeks relief for the Existing Affiliated Funds that it manages because the CMS Adviser is under common control with BDC
Adviser.
III.	ORDER REQUESTED
      Applicants respectfully request an Order of the Commission under Sections 17(d) and 57(i) and Rule 17d-1 thereunder to
permit, subject to the terms and conditions set forth below in this Application (the "Conditions"), a Regulated Fund and one or
more other Regulated Funds and/or one or more Affiliated Funds to enter into Co-Investment Transactions with each other.
      The Regulated Funds and the Affiliated Funds seek relief to enter into Co-Investment Transactions because such Co-Investment Transactions would otherwise be prohibited by either or both of
Section 17(d) or Section 57(a)(4) and the Rules under the Act.
This Application seeks relief in order to (i) enable the
Regulated Funds and Affiliated Funds to avoid, among other
things, the practical commercial and/or economic difficulties of trying to structure, negotiate and persuade counterparties to enter into transactions while awaiting the granting of the relief requested in individual applications with respect to each Co-Investment Transaction that arises in the future and (ii) enable the Regulated Funds and the Affiliated Funds to avoid the
significant legal and other expenses that would be incurred in preparing such individual applications.
      Similar to the standard precedent used for the majority of co-investment applications (collectively, the "Standard
Precedent"), Applicants seek relief that would permit Co-
Investment Transactions in the form of initial investments,
Follow-On Investments and Dispositions of investments in an
issuer. In these cases, the terms and Conditions of this
Application would govern the entire lifecycle of an investment with respect to a particular issuer, including both the initial investment and any subsequent transactions. Unlike the Standard Precedent, Applicants also seek the ability to make Follow-On Investments and Dispositions in issuers where the Regulated Funds and Affiliated Funds did not make their initial investments in reliance on the Order. Applicants seek this flexibility because the Regulated Funds and Affiliated Funds may, at times, invest in the same issuer without engaging in a prohibited joint
transaction but then find that subsequent transactions with that issuer would be prohibited under the Act. Through the proposed "onboarding process," discussed below, Applicants would, under certain circumstances, be permitted to rely on the Order to
complete subsequent Co-Investment Transactions. In section A.1.
below, Applicants first discuss the overall investment process that would apply to initial investments under the Order as well as subsequent transactions with issuers. In sections A.3. and
A.4. below, Applicants discuss additional procedures that apply to Follow-On Investments and Dispositions, including the
onboarding process that applies when initial investments were made without relying on the Order.
A.	Overview
      Applicants include BDC Adviser, which manages the Company
and certain of the Existing Affiliated Funds, with regulatory assets under management of approximately $945 million as of
December 31, 2022, and CMS Adviser, which manages certain of the Existing Affiliated Funds, with regulatory assets under management of approximately $344 million as of December 31, 2022.
Each of BDC Adviser and CMS Adviser manages the assets entrusted to it by its clients in accordance with its fiduciary duty to those clients.
      Each of BDC Adviser and CMS Adviser has established rigorous processes for allocating initial investment opportunities, opportunities for subsequent investments in an issuer and dispositions of securities holdings reasonably designed to treat all of their respective clients fairly and equitably. As
discussed below, these processes will be extended and modified in a manner reasonably designed to ensure that the additional
transactions permitted under the Order will both (i) be fair and equitable to the Regulated Funds and the Affiliated Funds and
(ii) comply with the Conditions contained in the Order.
      1.	The Investment Process
      The investment process consists of three stages: (i) the identification and consideration of investment opportunities
(including follow-on investment opportunities); (ii) order
placement and allocation; and (iii) consideration by each
applicable Regulated Fund's Board when a Potential Co-Investment Transaction is being considered by one or more Regulated Funds, as provided by the Order.
      (a)	Identification and Consideration of Investment
Opportunities
      Opportunities for Potential Co-Investment Transactions may
arise when investment advisory personnel of an Adviser become aware of investment opportunities that may be appropriate for one or more Regulated Funds and one or more Affiliated Funds. If the requested Order is granted, the Adviser will establish, maintain and implement policies and procedures reasonably designed to ensure that, when such opportunities arise, the Adviser to the relevant Regulated Funds is promptly notified and receives the same information about the opportunity as any other Adviser
considering the opportunity for its clients. In particular,
consistent with Condition 1, if a Potential Co-Investment
Transaction falls within the then-current Objectives and
Strategies and any Board-Established Criteria of a Regulated
Fund, the policies and procedures will require that the Adviser to such Regulated Fund receive sufficient information to allow such Adviser's investment committee to make its independent determination and recommendations under Conditions 1, 2(a), 6, 7,
8 and 9 (as applicable).  In addition, the policies and
procedures will specify the individuals or roles responsible for carrying out the policies and procedures, including ensuring that the Adviser receives such information. After receiving
notification of a Potential Co-Investment Transaction under
Condition 1(a), the Adviser to each applicable Regulated Fund will then make an independent determination of the
appropriateness of the investment for the Regulated Fund in light of the Regulated Fund's then-current circumstances.
      (b)	Order Placement and Allocation
      General. If the Adviser to a Regulated Fund deems the
Regulated Fund's participation in any Potential Co-Investment Transaction to be appropriate, it will formulate a recommendation regarding the proposed order amount for the Regulated Fund. In doing so, the Adviser may consider such factors, among others, as investment guidelines, issuer, industry and geographical concentration, availability of cash and other opportunities for which cash is needed, tax considerations, leverage covenants, regulatory constraints (such as requirements under the Act), investment horizon, potential liquidity needs, and the Regulated
Fund's risk concentration policies.
      Allocation Procedure. For each Regulated Fund and Affiliated
Fund whose Adviser recommends participating in a Potential Co-Investment Transaction, such Adviser's investment committee will approve an investment amount to be allocated to each Regulated
Fund and/or Affiliated Fund participating in the Potential Co-Investment Transaction. Prior to the External Submission (as
defined below), each proposed order amount may be reviewed and adjusted, in accordance with the Adviser's written allocation policies and procedures, by the Adviser's investment committee.
The order of a Regulated Fund or Affiliated Fund resulting from this process is referred to as its "Internal Order". The Internal
Order will be submitted for approval by the Required Majority of any participating Regulated Funds in accordance with the
Conditions and as discussed in section III.A.1.c. below.
      If the aggregate Internal Orders for a Potential Co-
Investment Transaction do not exceed the size of the investment opportunity immediately prior to the submission of the orders to the underwriter, broker, dealer or issuer, as applicable (the
"External Submission"), then each Internal Order will be
fulfilled as placed. If, on the other hand, the aggregate
Internal Orders for a Potential Co-Investment Transaction exceed the size of the investment opportunity immediately prior to the External Submission, then the allocation of the opportunity will be made pro rata on the basis of the size of the Internal
Orders.  If, subsequent to such External Submission, the size of the opportunity is increased or decreased, or if the terms of such opportunity, or the facts and circumstances applicable to the Regulated Funds' or the Affiliated Funds' consideration of the opportunity, change, the participants will be permitted to submit revised Internal Orders in accordance with written
allocation policies and procedures that the Advisers will
establish, implement and maintain. The Board of the Regulated
Fund will then either approve or disapprove of the investment opportunity in accordance with Condition 2, 6, 7, 8 or 9, as applicable.
      Compliance. Applicants represent that the Advisers'
allocation review process will be a robust process designed as part of their overall compliance policies and procedures to
ensure that every client is treated fairly and that the Advisers are following their allocation policies. The entire allocation process will be monitored and reviewed by the compliance team, led by the chief compliance officer, and approved by the Board of each Regulated Fund.
      (c)	Approval of Potential Co-Investment Transactions
      A Regulated Fund will enter into a Potential Co-Investment Transaction with one or more other Regulated Funds and/or
Affiliated Funds only if, prior to the Regulated Fund's
participation in the Potential Co-Investment Transaction, the
Required Majority approves it in accordance with the Conditions of this Order.
      In the case of a BDC Downstream Fund with an Independent
Party consisting of a transaction committee or advisory
committee, the individuals on the committee would possess
experience and training comparable to that of the directors of the parent Regulated Fund and sufficient to permit them to make informed decisions on behalf of the applicable BDC Downstream
Fund. Applicants represent that the Independent Parties of the
BDC Downstream Funds would be bound (by law or by contract) by fiduciary duties comparable to those applicable to the directors of the parent Regulated Fund, including a duty to act in the best interests of their respective funds when approving transactions.
These duties would apply in the case of all Potential Co-
Investment Transactions, including transactions that could
present a conflict of interest.
      Further, Applicants believe that the existence of differing routes of approval between the BDC Downstream Funds and other
Regulated Funds would not result in Applicants investing through the BDC Downstream Funds in order to avoid obtaining the approval of a Regulated Fund's Board. Each Regulated Fund and BDC
Downstream Fund has its own Objectives and Strategies and may
have its own Board-Established Criteria, the implementation of which depends on the specific circumstances of the entity's
portfolio at the time an investment opportunity is presented. As noted above, consistent with its duty to its BDC Downstream
Funds, the Independent Party must reach a conclusion on whether or not an investment is in the best interest of its relevant BDC Downstream Funds. An investment made solely to avoid an approval requirement at the Regulated Fund level should not be viewed as in the best interest of the entity in question and, thus, would not be approved by the Independent Party.
      A Regulated Fund may participate in Pro Rata Dispositions (defined below) and Pro Rata Follow-On Investments (defined below) without obtaining prior approval of the Required Majority in accordance with Conditions 6(c)(i) and 8(b)(i).
      2.	Delayed Settlement
      All Regulated Funds and Affiliated Funds participating in a Co-Investment Transaction will invest at the same time, for the same price and with the same terms, conditions, class,
registration rights and any other rights, so that none of them receives terms more favorable than any other. However, the
settlement date for an Affiliated Fund in a Co-Investment
Transaction may occur up to ten business days after the
settlement date for the Regulated Fund, and vice versa.
Nevertheless, in all cases, (i) the date on which the commitment of the Affiliated Funds and Regulated Funds is made will be the same even where the settlement date is not and (ii) the earliest settlement date and the latest settlement date of any Affiliated
Fund or Regulated Fund participating in the transaction will occur within ten business days of each other.
      3.	Permitted Follow-On Investments and Approval of Follow-
On Investments
      From time to time the Regulated Funds and Affiliated Funds may have opportunities to make Follow-On Investments in an issuer in which a Regulated Fund and one or more other Regulated Funds and/or Affiliated Funds previously have invested and continue to hold an investment. If the Order is granted, Follow-On
Investments will be made in a manner that, over time, is fair and equitable to all of the Regulated Funds and Affiliated Funds and
in accordance with the proposed procedures discussed above and with the Conditions of the Order.
      The Order would divide Follow-On Investments into two
categories depending on whether the Regulated Funds and
Affiliated Funds holding investments in the issuer previously participated in a Co-Investment Transaction with respect to the issuer and continue to hold any securities acquired in a Co-
Investment Transaction for that issuer. If such Regulated Funds and Affiliated Funds have previously participated in a Co-
Investment Transaction with respect to the issuer, then the terms and approval of the Follow-On Investment would be subject to the process discussed in section III.A.3.a. below and governed by
Condition 8. These Follow-On Investments are referred to as
"Standard Review Follow-Ons." If such Regulated Funds and
Affiliated Funds have not previously participated in a Co-
Investment Transaction with respect to the issuer, then the terms and approval of the Follow-On Investment would be subject to the "onboarding process" discussed in section III.A.3.b. below and governed by Condition 9. These Follow-On Investments are referred to as "Enhanced Review Follow-Ons."
      (a)	Standard Review Follow-Ons
      A Regulated Fund may invest in Standard Review Follow-Ons
either with the approval of the Required Majority using the
procedures required under Condition 8(c) or, where certain
additional requirements are met, without Board approval under
Condition 8(b).
      A Regulated Fund may participate in a Standard Review
Follow-On without obtaining the prior approval of the Required
Majority if it is (i) a Pro Rata Follow-On Investment or (ii) a Non-Negotiated Follow-On Investment.
      A "Pro Rata Follow-On Investment" is a Follow-On Investment
(i) in which the participation of each Affiliated Fund and each Regulated Fund is proportionate to its outstanding investments in the issuer or security, as appropriate,  immediately preceding the Follow-On Investment, and (ii) in the case of a Regulated
Fund, a majority of the Board has approved the Regulated Fund's participation in the pro rata Follow-On Investments as being in the best interests of the Regulated Fund. The Regulated Fund's
Board may refuse to approve, or at any time rescind, suspend or qualify, their approval of Pro Rata Follow-On Investments, in which case all subsequent Follow-On Investments will be submitted to the Regulated Fund's Eligible Directors in accordance with
Condition 8(c).
      A "Non-Negotiated Follow-On Investment" is a Follow-On
Investment in which a Regulated Fund participates together with one or more Affiliated Funds and/or one or more other Regulated
Funds (i) in which the only term negotiated by or on behalf of the funds is price and (ii) with respect to which, if the
transaction were considered on its own, the funds would be
entitled to rely on one of the JT No-Action Letters.
      Applicants believe that these Pro Rata and Non-Negotiated Follow-On Investments do not present a significant opportunity for overreaching on the part of any Adviser and thus do not
warrant the time or the attention of the Board. Pro Rata Follow-
On Investments and Non-Negotiated Follow-On Investments remain subject to the Board's periodic review in accordance with
Condition 10.
      (b)	Enhanced Review Follow-Ons
      One or more Regulated Funds and/or one or more Affiliated
Funds holding Pre-Boarding Investments may have the opportunity to make a Follow-On Investment that is a Potential Co-Investment Transaction in an issuer with respect to which they have not previously participated in a Co-Investment Transaction. In these cases, the Regulated Funds and Affiliated Funds may rely on the
Order to make such Follow-On Investment subject to the
requirements of Condition 9. These enhanced review requirements constitute an "onboarding process" whereby Regulated Funds and Affiliated Funds may utilize the Order to participate in Co-
Investment Transactions even though they already hold Pre-
Boarding Investments. For a given issuer, the participating
Regulated Funds and Affiliated Funds need to comply with these requirements only for the first Co-Investment Transaction.
Subsequent Co-Investment Transactions with respect to the issuer will be governed by Condition 8 under the standard review
process.
      4.	Dispositions
      The Regulated Funds and Affiliated Funds may be presented
with opportunities to sell, exchange or otherwise dispose of securities in a transaction that would be prohibited by Rule 17d-
1 or Section 57(a)(4), as applicable. If the Order is granted, such Dispositions will be made in a manner that, over time, is fair and equitable to all of the Regulated and Affiliated Funds and in accordance with procedures set forth in the proposed
Conditions to the Order and discussed below.
      The Order would divide these Dispositions into two
categories: (i) if the Regulated Funds and Affiliated Funds
holding investments in the issuer have previously participated in a Co-Investment Transaction with respect to the issuer and
continue to hold any securities acquired in a Co-Investment
Transaction for such issuer, then the terms and approval of the Disposition (hereinafter referred to as "Standard Review
Dispositions") would be subject to the process discussed in
section III.A.4.a. below and governed by Condition 6; and (ii) if the Regulated Funds and Affiliated Funds have not previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Disposition
(hereinafter referred to as "Enhanced Review Dispositions") would be subject to the same "onboarding process" discussed in section III.A.4.b. below and governed by Condition 7.
      (a)	Standard Review Dispositions
      A Regulated Fund may participate in a Standard Review
Disposition either with the approval of the Required Majority using the standard procedures required under Condition 6(d) or, where certain additional requirements are met, without Board approval under Condition 6(c).
      A Regulated Fund may participate in a Standard Review
Disposition without obtaining the prior approval of the Required Majority if (i) the Disposition is a Pro Rata Disposition or (ii)
the securities are Tradable Securities and the Disposition meets the other requirements of Condition 6(c)(ii).
      A "Pro Rata Disposition" is a Disposition (i) in which the participation of each Affiliated Fund and each Regulated Fund is proportionate to its outstanding investment in the security subject to Disposition immediately preceding the Disposition;
and (ii) in the case of a Regulated Fund, a majority of the Board has approved the Regulated Fund's participation in pro rata Dispositions as being in the best interests of the Regulated
Fund. The Regulated Fund's Board may refuse to approve, or at any time rescind, suspend or qualify, their approval of Pro Rata Dispositions, in which case all subsequent Dispositions will be submitted to the Regulated Fund's Eligible Directors.
      In the case of a Tradable Security, approval of the required majority is not required for the Disposition if: (x) the
Disposition is not to the issuer or any affiliated person of the issuer; and (y) the security is sold for cash in a transaction in which the only term negotiated by or on behalf of the
participating Regulated Funds and Affiliated Funds is price. Pro
Rata Dispositions and Dispositions of a Tradable Security remain subject to the Board's periodic review in accordance with
Condition 10.
      (b)	Enhanced Review Dispositions
      One or more Regulated Funds and one or more Affiliated Funds that have not previously participated in a Co-Investment
Transaction with respect to an issuer may have the opportunity to make a Disposition of Pre-Boarding Investments in a Potential Co-Investment Transaction. In these cases, the Regulated Funds and Affiliated Funds may rely on the Order to make such Disposition subject to the requirements of Condition 7. As discussed above, with respect to investment in a given issuer, the participating Regulated Funds and Affiliated Funds need only complete the onboarding process for the first Co-Investment Transaction, which may be an Enhanced Review Follow-On or an Enhanced Review
Disposition.  Subsequent Co-Investment Transactions with respect to the issuer will be governed by Condition 6 or 8 under the standard review process.
      5.	Use of Wholly-Owned Investment Subs
      A Regulated Fund may, from time to time, form one or more Wholly-Owned Investment Subs. Such a subsidiary may be prohibited from investing in a Co-Investment Transaction with a Regulated
Fund (other than its parent) or any Affiliated Fund because it would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) and Rule 17d-1. Applicants request that each Wholly-Owned Investment Sub be permitted to participate in Co-Investment Transactions in lieu of the applicable parent Regulated Fund that owns it and that the Wholly-Owned Investment
Sub's participation in any such transaction be treated, for
purposes of the Order, as though the parent Regulated Fund were participating directly.
B.	Applicable Law
      1.	Section 17(d) and Section 57(a)(4)
      Section 17(d) of the Act generally prohibits an affiliated person (as defined in Section 2(a)(3) of the Act), or an
affiliated person of such affiliated person, of a registered investment company acting as principal, from effecting any
transaction in which the registered investment company is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered investment company on a basis different from or less advantageous than that of such other participant.
      Similarly, with regard to BDCs, Section 57(a)(4) prohibits certain persons specified in Section 57(b) from participating in a joint transaction with the BDC, or a company controlled by the
BDC, in contravention of rules as prescribed by the Commission.
In particular, Section 57(a)(4) applies to:
*	Any director, officer, employee, or member of an
advisory board of a BDC or any person (other than the
BDC itself) who is an affiliated person of the forgoing
pursuant to Section 2(a)(3)(C); or
*	Any investment adviser or promoter of, general partner
in, principal underwriter for, or person directly or
indirectly either controlling, controlled by, or under
common control with, a BDC (except the BDC itself and
any person who, if it were not directly or indirectly
controlled by the BDC, would not be directly or
indirectly under the control of a person who controls
the BDC);  or any person who is an affiliated person
of any of the forgoing within the meaning of Section
2(a) (3)(C) or (D).
      Pursuant to the foregoing application of Section 57(a)(4),
BDC Downstream Funds on the one hand and other Regulated Funds and Affiliated Funds on the other, may not co-invest absent an exemptive order because the BDC Downstream Funds are controlled by a BDC and the Affiliated Funds and other Regulated Funds are included in Section 57(b).
      Section 2(a)(3)(C) defines an "affiliated person" of another person to include any person directly or indirectly controlling, controlled by, or under common control with, such other person.
Section 2(a)(3)(D) defines "any officer, director, partner,
copartner, or employee" of an affiliated person as an affiliated person. Section 2(a)(9) defines "control" as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an
official position with that company. Under Section 2(a)(9) a person who beneficially owns, either directly or through one or more controlled companies, more than 25% of the voting securities of a company is presumed to control such company. The Commission and its staff have indicated on a number of occasions their
belief that an investment adviser that provides discretionary investment management services to a fund and that sponsored, selected the initial directors, and provides administrative or other non-advisory services to the fund, controls such fund, absent compelling evidence to the contrary.
      2.	Rule 17d-1
      Rule 17d-1 generally prohibits an affiliated person (as
defined in Section 2(a)(3)), or an affiliated person of such affiliated person, of a registered investment company acting as principal, from effecting any transaction in which the registered investment company, or a company controlled by such registered company, is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the
registered investment company on a basis different from or less advantageous than that of such first or second tier affiliate.
Rule 17d-1 generally prohibits participation by a registered investment company and an affiliated person (as defined in
Section 2(a)(3)) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any "joint enterprise or other joint arrangement or profit-sharing plan," as defined in the rule, without prior approval by the Commission by order upon
application.
      Rule 17d-1 was promulgated by the Commission pursuant to
Section 17(d) and made applicable to persons subject to Sections
57(a) and (d) by Section 57(i) to the extent specified therein.
Section 57(i) provides that, until the Commission prescribes rules under Sections 57(a) and (d), the Commission's rules under
Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a) or (d). Because the Commission has
not adopted any rules under Section 57(a) or (d), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a)
or (d).
      Applicants seek relief pursuant to Rule 17d-1, which permits the Commission to authorize joint transactions upon application.
In passing upon applications filed pursuant to Rule 17d-1, the Commission is directed by Rule 17d-1(b) to consider whether the participation of a registered investment company or controlled company thereof in the joint enterprise or joint arrangement under scrutiny is consistent with provisions, policies and
purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.
      The Commission has stated that Section 17(d), upon which
Rule 17d-1 is based, and upon which Section 57(a)(4) was modeled, was designed to protect investment companies from self-dealing and overreaching by insiders. The Commission has also taken
notice that there may be transactions subject to these
prohibitions that do not present the dangers of overreaching.
The Court of Appeals for the Second Circuit has enunciated a like rationale for the purpose behind Section 17(d): "The objective of [Section] 17(d)...is to prevent...injuring the interest of stockholders of registered investment companies by causing the company to participate on a basis different from or less
advantageous than that of such other participants."
Furthermore, Congress acknowledged that the protective system established by the enactment of Section 57 is "similar to that applicable to registered investment companies under Section 17, and rules thereunder, but is modified to address concerns
relating to unique characteristics presented by business
development companies."
      Applicants believe that the Conditions would ensure that the conflicts of interest that Section 17(d) and Section 57(a)(4)
were designed to prevent would be addressed and the standards for an order under Rule 17d-1 and Section 57(i) would be met.
C.	Need for Relief
      Co-Investment Transactions are prohibited by either or both of Rule 17d-1 and Section 57(a)(4) without a prior exemptive order of the Commission to the extent that the Affiliated Funds and the Regulated Funds participating in such transactions fall within the category of persons described by Rule 17d-1 and/or
Section 57(b), as modified by Rule 57b-1 thereunder, as
applicable, vis-a-vis each participating Regulated Fund.
      Each of the participating Regulated Funds and Affiliated
Funds may be deemed to be affiliated persons vis-a-vis a
Regulated Fund within the meaning of Section 2(a)(3) by reason of common control because (i) BDC Adviser or CMS Adviser manage and each may be deemed to control each of the Existing Affiliated
Funds and an Adviser will manage and may be deemed to control any Future Affiliated Fund; (ii) BDC Adviser manages the Company pursuant to its investment advisory agreement and an Adviser will manage any Future Regulated Fund; (iii) each BDC Downstream Fund will be deemed to be controlled by its BDC parent and/or its BDC parent's investment adviser; and (iv) the Advisers will control, be controlled by, or are under common control with, BDC Adviser and/or CMS Adviser. Thus, each of the Affiliated Funds could be deemed to be a person related to the Regulated Funds, including any BDC Downstream Fund, in a manner described by Section 57(b)
and related to Future Regulated Funds in a manner described by
Rule 17d-1; and therefore the prohibitions of Rule 17d-1 and
Section 57(a)(4) would apply respectively to prohibit the
Affiliated Funds from participating in Co-Investment Transactions with the Regulated Funds. Each Regulated Fund would also be
related to each other Regulated Fund in a manner described by
57(b) or Rule 17d-1, as applicable, and thus prohibited from participating in Co-Investment Transactions with each other.
      In addition, because the Panoramic Proprietary Accounts will be controlled by BDC Adviser and, therefore, may be under common control with the Company, CMS Adviser, any future Advisers, and any Future Regulated Funds, the Panoramic Proprietary Accounts
could be deemed to be persons related to the Regulated Funds (or a company controlled by the Regulated Funds) in a manner
described by Section 57(b) and also prohibited from participating in the Co-Investment Program.
D.	Precedents
      The Commission has issued numerous exemptive orders under
the Act permitting registered investment companies and BDCs to co-invest with affiliated persons. Although the various precedents involved somewhat different formulae, the Commission has accepted, as a basis for relief from the prohibitions on joint transactions, use of allocation and approval procedures to protect the interests of investors in the BDCs and registered investment companies. The relief requested in this Application with respect to Follow-On Investments is based on the temporary
relief granted by the Commission on June 16, 2023.   Applicants
submit that the allocation procedures set forth in the Conditions for relief are consistent with and expand the range of investor protections found in the orders we cite.
      Applicants believe that the relief requested herein is
consistent with the policy underlying the applications of New
Mountain Finance Corporation and its affiliates, for which an order was issued on August 30, 2022, Stellus Capital Investment Corporation and its affiliates, for which an order was issued on December 4, 2018, Ares Capital Corporation and its affiliates, for which an order was issued on January 18, 2017,  Apollo
Investment Corporation and its affiliates, for which an order was granted on March 29, 2016 , and Oaktree Strategic Income, LLC
and its affiliates, for which an order was granted on October 18,
2017,  as well as co-investment relief granted by the Commission to other BDCs and to registered closed-end funds.
      The Commission also has issued orders extending co-
investment relief to proprietary accounts.
IV.	STATEMENT IN SUPPORT OF RELIEF REQUESTED
      In accordance with Rule 17d-1 (made applicable to
transactions subject to Section 57(a) by Section 57(i)), the
Commission may grant the requested relief as to any particular joint transaction if it finds that the participation of the
Regulated Funds in the joint transaction is consistent with the provisions, policies and purposes of the Act and is not on a basis different from or less advantageous than that of other participants. Applicants submit that allowing the Co-Investment Transactions described in this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and the shareholders thereof and (ii) the protections found in the
Conditions.
      As required by Rule 17d-1(b), the Conditions ensure that the terms on which Co-Investment Transactions may be made will be consistent with the participation of the Regulated Funds being on a basis that it is neither different from nor less advantageous than other participants, thus protecting the equity holders of any participant from being disadvantaged. The Conditions ensure that all Co-Investment Transactions are reasonable and fair to the Regulated Funds and their shareholders and do not involve overreaching by any person concerned, including the Advisers.
A.	Potential Benefits
      In the absence of the relief sought hereby, in many circumstances, the Regulated Funds would be limited in their ability to participate in attractive and appropriate investment opportunities. Section 17(d), Section 57(a)(4) and Rule 17d-1
should not prevent BDCs and registered closed-end investment companies from making investments that are in the best interests of their shareholders.
      Each Regulated Fund and its shareholders will benefit from the ability to participate in Co-Investment Transactions. The
Board, including the Required Majority, of each Regulated Fund will determine that it is in the best interests of the Regulated
Fund to participate in Co-Investment Transactions because, among other matters, (i) the Regulated Fund should be able to
participate in a larger number and greater variety of
transactions; (ii) the Regulated Fund should be able to
participate in larger transactions; (iii) the Regulated Fund should be able to participate in all opportunities approved by a Required Majority or otherwise permissible under the Order rather than risk underperformance through rotational allocation of opportunities among the Regulated Funds; (iv) the Regulated Fund and any other Regulated Funds participating in the proposed
investment should have greater bargaining power, more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (v) the Regulated Fund should be able to obtain greater attention and better deal flow from investment bankers and others who act as sources of investments; and (vi)
the Conditions are fair to the Regulated Funds and their
shareholders.
B.	Protective Representations And Conditions
      The Conditions ensure that the proposed Co-Investment Transactions are consistent with the protection of each Regulated Fund's shareholders and with the purposes intended by the policies and provisions of the Act. Specifically, the Conditions incorporate the following critical protections: (i) all Regulated
Funds participating in the Co-Investment Transactions will invest at the same time (except that, subject to the limitations in the Conditions, the settlement date for an Affiliated Fund in a Co-Investment Transaction may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa), for the same price and with the same terms, conditions, class,
registration rights and any other rights, so that none of them receives terms more favorable than any other; (ii) a Required
Majority of each Regulated Fund must approve various investment decisions (not including transactions completed on a pro rata basis pursuant to Conditions 6(c)(i) and 8(b)(i) or otherwise not requiring Board approval) with respect to such Regulated Fund in accordance with the Conditions; and (iii) the Regulated Funds are required to retain and maintain certain records.
      Applicants believe that participation by the Regulated Funds in Pro Rata Follow-On Investments and Pro Rata Dispositions, as provided in Conditions 6(c)(i) and 8(b)(i), is consistent with the provisions, policies and purposes of the Act and will not be made on a basis different from or less advantageous than that of other participants. A formulaic approach, such as pro rata
investment or disposition eliminates the possibility for
overreaching and unnecessary prior review by the Board.
Applicants note that the Commission has adopted a similar pro rata approach in the context of Rule 23c-2, which relates to the redemption by a closed-end investment company of less than all of a class of its securities, indicating the general fairness and lack of overreaching that such approach provides.
      Applicants also believe that the participation by the
Regulated Funds in Non-Negotiated Follow-On Investments and in Dispositions of Tradable Securities without the approval of a
Required Majority is consistent with the provisions, policies and purposes of the Act as there is no opportunity for overreaching by affiliates.
      If an Adviser, its principals, or any person controlling, controlled by, or under common control with the Adviser or its principals, and the Affiliated Funds (collectively, the
"Holders") own in the aggregate more than 25 percent of the
outstanding voting shares of a Regulated Fund (the "Shares"), then the Holders will vote such Shares as required under
Condition 15.
      In sum, Applicants believe that the Conditions would ensure that each Regulated Fund that participates in any type of Co-Investment Transaction does not participate on a basis different from, or less advantageous than, that of such other participants for purposes of Section 17(d) or Section 57(a)(4) and the Rules under the Act. As a result, Applicants believe that the
participation of the Regulated Funds in Co-Investment
Transactions in accordance with the Conditions would be
consistent with the provisions, policies, and purposes of the
Act, and would be done in a manner that was not different from, or less advantageous than, the other participants.
V.	CONDITIONS
      Applicants agree that any Order granting the requested
relief shall be subject to the following Conditions:
      1.	Identification and Referral of Potential Co-Investment
Transactions
      (a)	The Advisers will establish, maintain and
implement policies and procedures reasonably designed to
ensure that each Adviser is promptly notified of all
Potential Co-Investment Transactions that fall within the
then-current Objectives and Strategies and Board-Established
Criteria of any Regulated Fund the Adviser manages.
      (b)	When an Adviser to a Regulated Fund is notified of
a Potential Co-Investment Transaction under Condition 1(a),
the Adviser will make an independent determination of the appropriateness of the investment for the Regulated Fund in light of the Regulated Fund's then-current circumstances.
      2.	Board Approvals of Co-Investment Transactions
      (a)	If the Adviser deems a Regulated Fund's
participation in any Potential Co-Investment Transaction to
be appropriate for the Regulated Fund, it will then
determine an appropriate level of investment for the
Regulated Fund.
      (b)	If the aggregate amount recommended by the
Advisers to be invested in the Potential Co-Investment
Transaction by the participating Regulated Funds and any
participating Affiliated Funds, collectively, exceeds the
amount of the investment opportunity, the investment
opportunity will be allocated among them pro rata based on
the size of the Internal Orders, as described in section
III.A.1.b. above. Each Adviser to a participating Regulated
Fund will promptly notify and provide the Eligible Directors with information concerning the Affiliated Funds' and
Regulated Funds' order sizes to assist the Eligible
Directors with their review of the applicable Regulated
Fund's investments for compliance with these Conditions.
      (c)	After making the determinations required in
Condition 1(b) above, each Adviser to a participating
Regulated Fund will distribute written information
concerning the Potential Co-Investment Transaction
(including the amount proposed to be invested by each
participating Regulated Fund and each participating
Affiliated Fund) to the Eligible Directors of its
participating Regulated Fund(s) for their consideration. A
Regulated Fund will enter into a Co-Investment Transaction
with one or more other Regulated Funds or Affiliated Funds
only if, prior to the Regulated Fund's participation in the
Potential Co-Investment Transaction, a Required Majority
concludes that:
      (i)	the terms of the transaction, including the
consideration to be paid, are reasonable and fair to
the Regulated Fund and its equity holders and do not
involve overreaching in respect of the Regulated Fund
or its equity holders on the part of any person
concerned;
      (ii)	the transaction is consistent with:
      (A)	the interests of the Regulated Fund's
equity holders; and
      (B)	the Regulated Fund's then-current
Objectives and Strategies;
      (iii)	the investment by any other Regulated Fund(s)
or Affiliated Fund(s) would not disadvantage the
Regulated Fund, and participation by the Regulated Fund
would not be on a basis different from, or less
advantageous than, that of any other Regulated Fund(s)
or Affiliated Fund(s) participating in the
transaction). provided that the Required Majority shall
not be prohibited from reaching the conclusions
required by this Condition 2(c)(iii) if:
      (A)	the settlement date for another
Regulated Fund or an Affiliated Fund in a Co-
Investment Transaction is later than the
settlement date for the Regulated Fund by no more
than ten business days or earlier than the
settlement date for the Regulated Fund by no more
than ten business days, in either case, so long
as: (x) the date on which the commitment of the
Affiliated Funds and Regulated Funds is made is
the same; and (y) the earliest settlement date and
the latest settlement date of any Affiliated Fund
or Regulated Fund participating in the transaction
will occur within ten business days of each other;
or
      (B)	any other Regulated Fund or Affiliated
Fund, but not the Regulated Fund itself, gains the
right to nominate a director for election to a
portfolio company's board of directors, the right
to have a board observer or any similar right to
participate in the governance or management of the
portfolio company so long as: (x) the Eligible
Directors will have the right to ratify the
selection of such director or board observer, if
any; (y) the Adviser agrees to, and does, provide
periodic reports to the Regulated Fund's Board
with respect to the actions of such director or
the information received by such board observer or
obtained through the exercise of any similar right
to participate in the governance or management of
the portfolio company; and (z) any fees or other
compensation that any other Regulated Fund or
Affiliated Fund or any affiliated person of any
other Regulated Fund or Affiliated Fund receives
in connection with the right of one or more
Regulated Funds or Affiliated Funds to nominate a
director or appoint a board observer or otherwise
to participate in the governance or management of
the portfolio company will be shared
proportionately among any participating Affiliated
Funds (who may, in turn, share their portion with
their affiliated persons) and any participating
Regulated Fund(s) in accordance with the amount of
each such party's investment; and
      (iv)	the proposed investment by the Regulated Fund
will not involve compensation, remuneration or a direct
or indirect  financial benefit to the Advisers, any
other Regulated Fund, the Affiliated Funds or any
affiliated person of any of them (other than the
parties to the Co-Investment Transaction), except (A)
to the extent permitted by Condition 14, (B) to the
extent permitted by Section 17(e) or 57(k), as
applicable, (C) indirectly, as a result of an interest
in the securities issued by one of the parties to the
Co-Investment Transaction, or (D) in the case of fees
or other compensation described in Condition
2(c)(iii)(B)(z).
      3.	Right to Decline. Each Regulated Fund has the right to
decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.
      4.	General Limitation. Except for Follow-On Investments
made in accordance with Conditions 8 and 9 below,  a Regulated
Fund will not invest in reliance on the Order in any issuer in which a Related Party has an investment.
      5.	Same Terms and Conditions. A Regulated Fund will not
participate in any Potential Co-Investment Transaction unless (i)
the terms, conditions, price, class of securities to be
purchased, date on which the commitment is entered into and registration rights (if any) will be the same for each participating Regulated Fund and Affiliated Fund and (ii) the
earliest settlement date and the latest settlement date of any participating Regulated Fund or Affiliated Fund will occur as close in time as practicable and in no event more than ten
business days apart. The grant to one or more Regulated Funds or Affiliated Funds, but not the respective Regulated Fund, of the right to nominate a director for election to a portfolio
company's board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this Condition 5, if Condition 2(c)(iii)(B) is met.
      6.	Standard Review Dispositions.
      (a)	General. If any Regulated Fund or Affiliated Fund
elects to sell, exchange or otherwise dispose of an interest in a security and one or more Regulated Funds and Affiliated
Funds have previously participated in a Co-Investment
Transaction with respect to the issuer, then:
      (i)	the Adviser to such Regulated Fund or
Affiliated Fund  will notify each Regulated Fund that
holds an investment in the issuer of the proposed
Disposition at the earliest practical time; and
      (ii)	the Adviser to each Regulated Fund that holds
an investment in the issuer will formulate a
recommendation as to participation by such Regulated
Fund in the Disposition.
      (b)	 Same Terms and Conditions. Each Regulated Fund
will have the right to participate in such Disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the Affiliated Funds
and any other Regulated Fund.
      (c)	No Board Approval Required. A Regulated Fund may
participate in such a Disposition without obtaining prior
approval of the Required Majority if:
      (i)	(A) the participation of each Regulated Fund
and Affiliated Fund in such Disposition is
proportionate to its then-current holding of the
security (or securities) of the issuer that is (or are)
the subject of the Disposition;  (B) the Board of the
Regulated Fund has approved as being in the best
interests of the Regulated Fund the ability to
participate in such Dispositions on a pro rata basis
(as described in greater detail in the Application);
and (C) the Board of the Regulated Fund is provided on
a quarterly basis with a list of all Dispositions made
in accordance with this Condition; or
      (ii)	 each security is a Tradable Security and (A)
the Disposition is not to the issuer or any affiliated
person of the issuer; and (B) the security is sold for
cash in a transaction in which the only term negotiated
by or on behalf of the participating Regulated Funds
and Affiliated Funds is price.
      (d)	Standard Board Approval. In all other cases, the
Adviser will provide its written recommendation as to the
Regulated Fund's participation to the Eligible Directors and the Regulated Fund will participate in such Disposition
solely to the extent that a Required Majority determines
that it is in the Regulated Fund's best interests.
      7.	Enhanced Review Dispositions.
      (a)	 General. If any Regulated Fund or Affiliated Fund
elects to sell, exchange or otherwise dispose of a Pre-
Boarding Investment in a Potential Co-Investment Transaction
and the Regulated Funds and Affiliated Funds have not
previously participated in a Co-Investment Transaction with
respect to the issuer:
      (i)	the Adviser to such Regulated Fund or
Affiliated Fund will notify each Regulated Fund that
holds an investment in the issuer of the proposed
Disposition at the earliest practical time;
      (ii)	the Adviser to each Regulated Fund that holds
an investment in the issuer will formulate a
recommendation as to participation by such Regulated
Fund in the Disposition; and
      (iii)	the Advisers will provide to the Board of
each Regulated Fund that holds an investment in the
issuer all information relating to the existing
investments in the issuer of the Regulated Funds and
Affiliated Funds, including the terms of such
investments and how they were made, that is necessary
for the Required Majority to make the findings required
by this Condition.
      (b)	Enhanced Board Approval. The Adviser will provide
its written recommendation as to the Regulated Fund's
participation to the Eligible Directors, and the Regulated
Fund will participate in such Disposition solely to the
extent that a Required Majority determines that:
      (i)	the Disposition complies with Condition
2(c)(i), (ii), (iii)(A), and (iv); and
      (ii)	the making and holding of the Pre-Boarding
Investments were not prohibited by Section 57 or Rule
17d-1, as applicable, and records the basis for the
finding in the Board minutes.
      (c)	Additional Requirements: The Disposition may only
be completed in reliance on the Order if:
      (i)	Same Terms and Conditions. Each Regulated
Fund has the right to participate in such Disposition
on a proportionate basis, at the same price and on the
same terms and Conditions as those applicable to the
Affiliated Funds and any other Regulated Fund;
      (ii)	Original Investments. All of the Affiliated
Funds' and Regulated Funds' investments in the issuer
are Pre-Boarding Investments;
      (iii)	Advice of counsel. Independent counsel to the
Board advises that the making and holding of the
investments in the Pre-Boarding Investments were not
prohibited by Section 57 (as modified by Rule 57b-1) or
Rule 17d-1, as applicable;
      (iv)	Multiple Classes of Securities. All Regulated
Funds and Affiliated Funds that hold Pre-Boarding
Investments in the issuer immediately before the time
of completion of the Co-Investment Transaction hold the
same security or securities of the issuer. For the
purpose of determining whether the Regulated Funds and
Affiliated Funds hold the same security or securities,
they may disregard any security held by some but not
all of them if, prior to relying on the Order, the
Required Majority is presented with all information
necessary to make a finding, and finds, that: (x) any
Regulated Fund's or Affiliated Fund's holding of a
different class of securities (including for this
purpose a security with a different maturity date) is
immaterial  in amount, including immaterial relative
to the size of the issuer; and (y) the Board records
the basis for any such finding in its minutes. In
addition, securities that differ only in respect of
issuance date, currency, or denominations may be
treated as the same security; and
      (v)	No control. The Affiliated Funds, the other
Regulated Funds and their affiliated persons (within
the meaning of Section 2(a)(3)(C) of the Act),
individually or in the aggregate, do not control the
issuer of the securities (within the meaning of Section
2(a)(9) of the Act).
      8.	Standard Review Follow-Ons.
      (a)	General. If any Regulated Fund or Affiliated Fund
desires to make a Follow-On Investment in an issuer and the
Regulated Funds and Affiliated Funds holding investments in
the issuer previously participated in a Co-Investment
Transaction with respect to the issuer:
      (i)	 the Adviser to each such Regulated Fund or
Affiliated Fund will notify each Regulated Fund that
holds securities of the portfolio company of the
proposed transaction at the earliest practical time;
and
      (ii)	the Adviser to each Regulated Fund that holds
an investment in the issuer will formulate a
recommendation as to the proposed participation,
including the amount of the proposed investment, by
such Regulated Fund.
      (b)	No Board Approval Required. A Regulated Fund may
participate in the Follow-On Investment without obtaining
prior approval of the Required Majority if:
      (i)	(A) the proposed participation of each
Regulated Fund and each Affiliated Fund in such
investment is proportionate to its outstanding
investments in the issuer or the security at issue, as
appropriate,  immediately preceding the Follow-On
Investment; and (B) the Board of the Regulated Fund has
approved as being in the best interests of the
Regulated Fund the ability to participate in Follow-On
Investments on a pro rata basis (as described in
greater detail in this Application); or
      (ii)	it is a Non-Negotiated Follow-On Investment.
      (c)	 Standard Board Approval. In all other cases, the
Adviser will provide its written recommendation as to the
Regulated Fund's participation to the Eligible Directors and the Regulated Fund will participate in such Follow-On
Investment solely to the extent that a Required Majority
makes the determinations set forth in Condition 2(c). If the only previous Co-Investment Transaction with respect to the
issuer was an Enhanced Review Disposition the Eligible
Directors must complete this review of the proposed Follow-
On Investment both on a stand-alone basis and together with
the Pre-Boarding Investments in relation to the total
economic exposure and other terms of the investment.
      (d)	Allocation. If, with respect to any such Follow-On
Investment:
      (i)	the amount of the opportunity proposed to be
made available to any Regulated Fund is not based on
the Regulated Funds' and the Affiliated Funds'
outstanding investments in the issuer or the security
at issue, as appropriate, immediately preceding the
Follow-On Investment; and
      (ii)	the aggregate amount recommended by the
Advisers to be invested in the Follow-On Investment by
the participating Regulated Funds and any participating
Affiliated Funds, collectively, exceeds the amount of
the investment opportunity, then the Follow-On
Investment opportunity will be allocated among them pro
rata based on the size of the Internal Orders, as
described in section III.A.1.b. above.
      (e)	 Other Conditions. The acquisition of Follow-On
Investments as permitted by this Condition will be
considered a Co-Investment Transaction for all purposes and
subject to the other Conditions set forth in this
application.
      9.	Enhanced Review Follow-Ons.
      (a)	General. If any Regulated Fund or Affiliated Fund
desires to make a Follow-On Investment in an issuer that is
a Potential Co-Investment Transaction and the Regulated
Funds and Affiliated Funds holding investments in the issuer have not previously participated in a Co-Investment
Transaction with respect to the issuer:
      (i)	the Adviser to each such Regulated Fund or
Affiliated Fund will notify each Regulated Fund that
holds securities of the portfolio company of the
proposed transaction at the earliest practical time;
      (ii)	the Adviser to each Regulated Fund that holds
an investment in the issuer will formulate a
recommendation as to the proposed participation,
including the amount of the proposed investment, by
such Regulated Fund; and
      (iii)	the Advisers will provide to the Board of
each Regulated Fund that holds an investment in the
issuer all information relating to the existing
investments in the issuer of the Regulated Funds and
Affiliated Funds, including the terms of such
investments and how they were made, that is necessary
for the Required Majority to make the findings required
by this Condition.
      (b)	Enhanced Board Approval. The Adviser will provide
its written recommendation as to the Regulated Fund's
participation to the Eligible Directors, and the Regulated
Fund will participate in such Follow-On Investment solely to the extent that a Required Majority reviews the proposed
Follow-On Investment both on a stand-alone basis and
together with the Pre-Boarding Investments in relation to
the total economic exposure and other terms and makes the determinations set forth in Condition 2(c). In addition, the
Follow-On Investment may only be completed in reliance on
the Order if the Required Majority of each participating
Regulated Fund determines that the making and holding of the Pre-Boarding Investments were not prohibited by Section 57
(as modified by Rule 57b1) or Rule 17d-1, as applicable. The basis for the Board's findings will be recorded in its
minutes.
      (c)	Additional Requirements. The Follow-On Investment
may only be completed in reliance on the Order if:
      (i)	Original Investments. All of the Affiliated
Funds' and Regulated Funds' investments in the issuer
are Pre-Boarding Investments;
      (ii)	Advice of counsel. Independent counsel to the
Board advises that the making and holding of the
investments in the Pre-Boarding Investments were not
prohibited by Section 57 (as modified by Rule 57b-1) or
Rule 17d-1, as applicable;
      (iii)	Multiple Classes of Securities. All Regulated
Funds and Affiliated Funds that hold Pre-Boarding
Investments in the issuer immediately before the time
of completion of the Co-Investment Transaction hold the
same security or securities of the issuer. For the
purpose of determining whether the Regulated Funds and
Affiliated Funds hold the same security or securities,
they may disregard any security held by some but not
all of them if, prior to relying on the Order, the
Required Majority is presented with all information
necessary to make a finding, and finds, that: (x) any
Regulated Fund's or Affiliated Fund's holding of a
different class of securities (including for this
purpose a security with a different maturity date) is
immaterial in amount, including immaterial relative to
the size of the issuer; and (y) the Board records the
basis for any such finding in its minutes. In addition,
securities that differ only in respect of issuance
date, currency, or denominations may be treated as the
same security; and
      (iv)	No control. The Affiliated Funds, the other
Regulated Funds and their affiliated persons (within
the meaning of Section 2(a)(3)(C) of the Act),
individually or in the aggregate, do not control the
issuer of the securities (within the meaning of Section
2(a)(9) of the Act).
      (d)	 Allocation. If, with respect to any such Follow-
On Investment:
      (i)	the amount of the opportunity proposed to be
made available to any Regulated Fund is not based on
the Regulated Funds' and the Affiliated Funds'
outstanding investments in the issuer or the security
at issue, as appropriate, immediately preceding the
Follow-On Investment; and
      (ii)	the aggregate amount recommended by the
Advisers to be invested in the Follow-On Investment by
the participating Regulated Funds and any participating
Affiliated Funds, collectively, exceeds the amount of
the investment opportunity, then the Follow-On
Investment opportunity will be allocated among them pro
rata based on the size of the Internal Orders, as
described in section III.A.1.b. above.
      (e)	Other Conditions. The acquisition of Follow-On
Investments as permitted by this Condition will be
considered a Co-Investment Transaction for all purposes and
subject to the other Conditions set forth in this
application.
      10.	Board Reporting, Compliance and Annual Re-Approval
      (a)	Each Adviser to a Regulated Fund will present to
the Board of each Regulated Fund, on a quarterly basis, and
at such other times as the Board may request, (i) a record
of all investments in Potential Co-Investment Transactions
made by any of the other Regulated Funds or any of the
Affiliated Funds during the preceding quarter that fell
within the Regulated Fund's then-current Objectives and
Strategies and Board-Established Criteria that were not made available to the Regulated Fund, and an explanation of why
such investment opportunities were not made available to the
Regulated Fund; (ii) a record of all Follow-On Investments
in and Dispositions of investments in any issuer in which
the Regulated Fund holds any investments by any Affiliated
Fund or other Regulated Fund during the prior quarter; and
(iii) all information concerning Potential Co-Investment
Transactions and Co-Investment Transactions, including
investments made by other Regulated Funds or Affiliated
Funds that the Regulated Fund considered but declined to
participate in, so that the Independent Directors, may
determine whether all Potential Co-Investment Transactions
and Co-Investment Transactions during the preceding quarter, including those investments that the Regulated Fund
considered but declined to participate in, comply with the
Conditions.
      (b)	All information presented to the Regulated Fund's
Board pursuant to this Condition will be kept for the life
of the Regulated Fund and at least two years thereafter and
will be subject to examination by the Commission and its
staff.
      (c)	Each Regulated Fund's chief compliance officer, as
defined in Rule 38a-1(a)(4), will prepare an annual report
for its Board each year that evaluates (and documents the
basis of that evaluation) the Regulated Fund's compliance
with the terms and Conditions of the application and the
procedures established to achieve such compliance. In the
case of a BDC Downstream Fund that does not have a chief
compliance officer, the chief compliance officer of the BDC
that controls the BDC Downstream Fund will prepare the
report for the relevant Independent Party.
      (d)	The Independent Directors (including the non-
interested members of each Independent Party) will consider
at least annually whether continued participation in new and existing Co-Investment Transactions is in the Regulated
Fund's best interests.
      11.	Record Keeping. Each Regulated Fund will maintain the
records required by Section 57(f)(3) of the Act as if each of the Regulated Funds were a BDC and each of the investments permitted under these Conditions were approved by the Required Majority under Section 57(f).
      12.	Director Independence. No Independent Director
(including the non-interested members of each Independent Party)
of a Regulated Fund will also be a director, general partner, managing member or principal, or otherwise be an "affiliated person" (as defined in the Act) of any Affiliated Fund.
      13.	Expenses. The expenses, if any, associated with
acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the Securities Act) will, to the extent not
payable by the Advisers under their respective advisory
agreements with the Regulated Funds and the Affiliated Funds, be shared by the Regulated Funds and the participating Affiliated
Funds in proportion to the relative amounts of the securities held or being acquired or disposed of, as the case may be.
      14.	Transaction Fees.  Any transaction fee (including
break-up, structuring, monitoring or commitment fees but
excluding brokerage or underwriting compensation permitted by
Section 17(e) or 57(k)) received in connection with any Co-
Investment Transaction will be distributed to the participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by an Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1), and the account will earn a competitive rate of interest that will also be
divided pro rata among the participants. None of the Adviser, the Affiliated Funds, the other Regulated Funds or any affiliated person of the Affiliated Funds or the Regulated Funds will
receive any additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction other than (i) in the case of the Regulated Funds and the
Affiliated Funds, the pro rata transaction fees described above and fees or other compensation described in Condition
2(c)(iii)(B)(z), (ii) brokerage or underwriting compensation permitted by Section 17(e) or 57(k) or (iii) in the case of the Adviser, investment advisory compensation paid in accordance with investment advisory agreements between the applicable Regulated
Fund(s) or Affiliated Fund(s) and its Adviser.
      15.	Independence. If the Holders own in the aggregate more
than 25 percent of the Shares of a Regulated Fund, then the
Holders will vote such Shares in the same percentages as the
Regulated Fund's other shareholders (not including the Holders)
when voting on (1) the election of directors; (2) the removal of one or more directors; or (3) any other matter under either the
Act or applicable State law affecting the Board's composition, size or manner of election.
VI.	PROCEDURAL MATTERS
A.	Communications
      Please address all communications concerning this
Application and the Notice and Order to:
Todd Knudsen
Chief Financial Officer
BIP Evergreen Venture Fund
3575 Piedmont Rd NE
Building 15, Suite 730
Atlanta, GA 30305
678-528-7951
      Please address any questions, and a copy of any
communications, concerning this Application, the Notice and Order to:
Blake E. Estes, Esq.
Alston & Bird LLP
90 Park Avenue
New York, NY 10016
(212) 210-9415
      Pursuant to Rule 0-2, each person executing the Application on behalf of an Applicant says that he or she has duly executed the Application for and on behalf of such Applicant; that he or she is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or
otherwise; and that all actions by members, directors or other bodies necessary to authorize each person to execute and file the Application have been taken.
      The verifications required by Rule 0-2(d) and the
authorizations required by Rule 0-2(c) are attached hereto as
Appendix B and Appendix C.
      Applicants request that any questions regarding this
Application be directed to the persons listed on the facing page of this Application.
B.	Authorization
      All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application as of this 28th day of April, 2023.


BIP EVERGREEN VENTURE FUND

By: 	BIP Capital - Guarantor

Name:	Mark A. Buffington
Title:	Manager

BIP CAPITAL, LLC

By: 	/s/ Mark A. Buffington

Name:	Mark A. Buffington
Title:	Manager

BIP CAPITAL MANAGEMENT SERVICES,
LLC

By: 	/s/ Mark A. Buffington

Name:	Mark A. Buffington
Title:	Manager

BIP CAPITAL MINI FUND, LP

By:	BIP Capital Equity Partners
IV, LLC, its general partner

By: 	/s/ Mark A. Buffington

Name:	Mark A. Buffington
Title:	Manager

BIP CAPITAL MINI FUND II, LP

By:	BIP Capital Equity Partners
IV, LLC, its general partner

By: 	/s/ Mark A. Buffington

Name:	Mark A. Buffington
Title:	Manager

BIP CAPITAL MINI FUND II-QP, LP

By:	BIP Capital Equity Partners
IV, LLC, its general partner

By: 	/s/ Mark A. Buffington

Name:	Mark A. Buffington
Title:	Manager

BIP CAPITAL MINI FUND III, LP

By:	BIP Capital Equity Partners
IV, LLC its general partner

By: 	/s/ Mark A. Buffington

Name:	Mark A. Buffington
Title:	Manager

BIP CAPITAL MINI FUND III-QP, LP

By:	BIP Capital Equity Partners
IV, LLC its general partner

By: 	/s/ Mark A. Buffington

Name:	Mark A. Buffington
Title:	Manager

BIP CAPITAL MINI FUND IIIB, LP

By:	BIP Capital Equity Partners
IV, LLC, its general partner

By: 	/s/ Mark A. Buffington

Name:	Mark A. Buffington
Title:	Manager

BIP CAPITAL MINI FUND IIIB-QP, LP

By:	BIP Capital Equity Partners
IV, LLC, its general partner

By: 	/s/ Mark A. Buffington

Name:	Mark A. Buffington
Title:	Manager

BIP CAPITAL VENTURE FUND IV, LP

By:	BIP Capital Equity Partners
IV, LLC, its general partner

By: 	/s/ Mark A. Buffington

Name:	Mark A. Buffington
Title:	Manager

BIP CAPITAL VENTURE FUND IV-QP, LP

By:	BIP Capital Equity Partners
IV, LLC, its general partner

By: 	/s/ Mark A. Buffington

Name:	Mark A. Buffington
Title:	Manager

PANORAMIC ANNEX FUND 4, LP

By:	BIP Capital Equity Partners
IV, LLC, its general partner

By: 	/s/ Mark A. Buffington

Name:	Mark A. Buffington
Title:	Manager

PANORAMIC ANNEX FUND 4-QP, LP

By:	BIP Capital Equity Partners
IV, LLC, its general partner

By: 	/s/ Mark A. Buffington

Name:	Mark A. Buffington
Title:	Manager

PANORAMIC VENTURE FUND 5, LP

By:	Panoramic Venture GP 5, LLC,
its general partner

By: 	/s/ Mark A. Buffington

Name:	Mark A. Buffington
Title:	Manager

PANORAMIC VENTURE FUND 5-QP, LP

By:	Panoramic Venture GP 5, LLC,
its general partner

By: 	/s/ Mark A. Buffington

Name:	Mark A. Buffington
Title:	Manager

BIP CAPITAL 2080 MEDIA EQUITY VII,
LLC

By:	BIP Capital, LLC, its manager

By: 	/s/ Mark A. Buffington

Name:	Mark A. Buffington
Title:	Manager

BIP CAPITAL 2080 MEDIA EQUITY X,
LLC

By:	BIP Capital, LLC, its manager

By: 	/s/ Mark A. Buffington

Name:	Mark A. Buffington
Title:	Manager

BIP CAPITAL ACHIEVEIT SERIES E-1,
LLC

By:	BIP Capital LLC, its manager

By: 	/s/ Mark A. Buffington

Name:	Mark A. Buffington
Title:	Manager

BIP CAPITAL CONNEXPAY CONVERTIBLE
NOTE I, LLC

By:	BIP Capital LLC, its manager

By: 	/s/ Mark A. Buffington

Name:	Mark A. Buffington
Title:	Manager

BIP CAPITAL CONNEXPAY EQUITY I, LLC

By:	BIP Capital LLC, its manager

By: 	/s/ Mark A. Buffington

Name:	Mark A. Buffington
Title:	Manager

BIP CAPITAL HUDDLE CONVERTIBLE
NOTE, LLC

By:	BIP Capital LLC, its manager

By: 	/s/ Mark A. Buffington

Name:	Mark A. Buffington
Title:	Manager

BIP CAPITAL HUDDLE EQUITY II, LLC

By:	BIP Capital, LLC, its manager

By: 	/s/ Mark A. Buffington

Name:	Mark A. Buffington
Title:	Manager

BIP CAPITAL PAN CONVERTIBLE NOTE,
LLC

By:	BIP Capital, LLC its manager

By: 	/s/ Mark A. Buffington

Name:	Mark A. Buffington
Title:	Manager

BIP CAPITAL PAN EQUITY I, LLC

By:	BIP Capital, LLC, its manager

By: 	/s/ Mark A. Buffington

Name:	Mark A. Buffington
Title:	Manager

BIP CAPITAL PAN EQUITY II, LLC

By:	BIP Capital, LLC its manager

By: 	/s/ Mark A. Buffington

Name:	Mark A. Buffington
Title:	Manager

BIP CAPITAL USERIQ A-2 & A-3, LLC

By: 	/s/ Mark A. Buffington

Name:	Mark A. Buffington
Title:	Managing Director

BIP CAPITAL WELLVIEW SENIOR DEBT
II, LLC

By:	BIP Capital, LLC, its manager

By: 	/s/ Mark A. Buffington

Name:	Mark A. Buffington
Title:	Manager

PANORAMIC TRELLA ACQUISITION I, LP

By:	BIP Capital, LLC its manager

By: 	/s/ Mark A. Buffington

Name:	Mark A. Buffington
Title:	Manager

PANORAMIC TRELLA ACQUISITION I-QP,
LP

By:	BIP Capital, LLC its manager

By: 	/s/ Mark A. Buffington

Name:	Mark A. Buffington
Title:	Manager

PANORAMIC USERIQ EQUITY II, LLC

By:	BIP Capital, LLC its manager

By: 	/s/ Mark A. Buffington

Name:	Mark A. Buffington
Title:	Manager

PANORAMIC WELLVIEW SENTRY MERGER I,
LLC

By:	BIP Capital, LLC its manager

By: 	/s/ Mark A. Buffington

Name:	Mark A. Buffington
Title:	Manager

PANORAMIC ANNEX FUND 4B, LP

By:	BIP Capital Equity Partners
IV, LLC its manager

By: 	/s/ Mark A. Buffington

Name:	Mark A. Buffington
Title:	Manager

PANORAMIC ANNEX FUND 4B-QP, LP

By:	BIP Capital Equity Partners
IV, LLC its manager

By: 	/s/ Mark A. Buffington

Name:	Mark A. Buffington
Title:	Manager

PANORAMIC MEDIAFLY EQUITY I, LLC

By:	BIP Capital, LLC its manager

By: 	/s/ Mark A. Buffington

Name:	Mark A. Buffington
Title:	Manager

PANORAMIC SHIFTMED EQUITY I, LLC

By:	BIP Capital, LLC, its manager

By: 	/s/ Mark A. Buffington

Name:	Mark A. Buffington
Title:	Manager

PANORAMIC SHIFTMED EQUITY I-QP, LLC

By:	BIP Capital, LLC, its manager

By: 	/s/ Mark A. Buffington

Name:	Mark A. Buffington
Title:	Manager

PANORAMIC CONNEXPAY EQUITY II-AI,
LLC

By:	BIP Capital, LLC, its manager

By: 	/s/ Mark A. Buffington

Name:	Mark A. Buffington
Title:	Manager

PANORAMIC CONNEXPAY EQUITY II-QP,
LLC

By:	BIP Capital, LLC, its manager

By: 	/s/ Mark A. Buffington

Name:	Mark A. Buffington
Title:	Manager

BIP 2080 MEDIA INVESTMENTS I, LLC

By: 	/s/ Mark A. Buffington

Name:	Mark A. Buffington
Title:	Managing Director

BIP 2080 MEDIA INVESTMENTS II, LLC

By: 	/s/ Mark A. Buffington

Name:	Mark A. Buffington
Title:	Managing Director

BIP 2080 MEDIA INVESTMENTS III,
LLC,

By: 	/s/ Mark A. Buffington

Name:	Mark A. Buffington
Title:	Managing Director

BIP CAPITAL 2080 MEDIA INVESTMENT
IV, LLC

By: 	/s/ Mark A. Buffington

Name:	Mark A. Buffington
Title:	Managing Director

BIP CAPITAL 2080 MEDIA INVESTMENT
V, LLC

By: 	/s/ Mark A. Buffington

Name:	Mark A. Buffington
Title:	Managing Director

BIP CAPITAL 2080 MEDIA INVESTMENTS
VI, LLC

By: 	/s/ Mark A. Buffington

Name:	Mark A. Buffington
Title:	Managing Director

BIP ACHIEVEIT INVESTMENTS, LLC

By: 	/s/ Mark A. Buffington

Name:	Mark A. Buffington
Title:	Managing Director

BIP VOAPPS SERIES A, LLC

By: 	/s/ Mark A. Buffington

Name:	Mark A. Buffington
Title:	Managing Director

BIP EARLY STAGE FUND I, LP

By:	BIP Early Stage Partners I,
LLC, its general partner

By: 	/s/ Mark A. Buffington

Name:	Mark A. Buffington
Title:	Manager

BIP EARLY STAGE FUND I-QP, LP

By:	BIP Early Stage Partners I,
LLC, its general partner

By: 	/s/ Mark A. Buffington

Name:	Mark A. Buffington
Title:	Manager

BIP CAPITAL ACHIEVEIT SERIES D, LLC

By: 	/s/ Mark A. Buffington

Name:	Mark A. Buffington
Title:	Managing Director

BIP CAPITAL ACHIEVEIT SERIES E, LLC

By: 	/s/ Mark A. Buffington

Name:	Mark A. Buffington
Title:	Managing Director

BIP CAPITAL GROWTH FUND III, LP

By:	BIP Capital Equity Partners
III, LLC its general partner

By: 	/s/ Mark A. Buffington

Name:	Mark A. Buffington
Title:	Manager

BIP CAPITAL GROWTH FUND III-QP, LP

By:	BIP Capital Equity Partners
III, LLC its general partner

By: 	/s/ Mark A. Buffington

Name:	Mark A. Buffington
Title:	Manager

BIP CAPITAL WELLVIEW SERIES A-3,
LLC

By: 	/s/ Mark A. Buffington

Name:	Mark A. Buffington
Title:	Managing Director

BIP CAPITAL HUDDLE I, LLC

By: 	/s/ Mark A. Buffington

Name:	Mark A. Buffington
Title:	Managing Director

BIP CAPITAL HUDDLE I-QP, LLC

By: 	/s/ Mark A. Buffington

Name:	Mark A. Buffington
Title:	Managing Director



APPENDIX A
EXISTING AFFILIATED FUNDS
All Existing Affiliated Funds are advised by an Adviser as set forth below:
A.	Adviser is BIP Capital, LLC:

1.	BIP Capital Mini Fund, LP;
2.	BIP Capital Mini Fund II, LP;
3.	BIP Capital Mini Fund II-QP, LP;
4.	BIP Capital Mini Fund III, LP;
5.	BIP Capital Mini Fund III-QP, LP;
6.	BIP Capital Mini Fund IIIb, LP;
7.	BIP Capital Mini Fund IIIb-QP, LP;
8.	BIP Capital Venture Fund IV, LP;
9.	BIP Capital Venture Fund IV-QP, LP;
10.	Panoramic Annex Fund 4, LP;
11.	Panoramic Annex Fund 4-QP, LP;
12.	Panoramic Venture Fund 5, LP;
13.	Panoramic Venture Fund 5-QP, LP;
14.	BIP Capital 2080 Media Equity VII, LLC;
15.	BIP Capital 2080 Media Equity X, LLC;
16.	BIP Capital AchieveIt Series E-1, LLC;
17.	BIP Capital ConnexPay Convertible Note I, LLC;
18.	BIP Capital ConnexPay Equity I, LLC;
19.	BIP Capital Huddle Convertible Note, LLC;
20.	BIP Capital Huddle Equity II, LLC;
21.	BIP Capital PAN Convertible Note, LLC;
22.	BIP Capital PAN Equity I, LLC;
23.	BIP Capital PAN Equity II, LLC;
24.	BIP Capital UserIQ A-2 & A-3, LLC;
25.	BIP Capital Wellview Senior Debt II, LLC
26.	Panoramic Trella Acquisition I, LP;
27.	Panoramic Trella Acquisition I-QP, LP;
28.	Panoramic UserIQ Equity II, LLC;
29.	Panoramic Wellview Sentry Merger I, LLC;
30.	Panoramic Annex Fund 4b, LP;
31.	Panoramic Annex Fund 4b-QP, LP;
32.	Panoramic Mediafly Equity I, LLC;
33.	Panoramic ShiftMed Equity I, LLC;
34.	Panoramic ShiftMed Equity I-QP, LLC;
35.	Panoramic Connexpay Equity II-AI, LLC; and
36.	Panoramic Connexpay Equity II-QP, LLC

B.	Adviser is BIP Capital Management Services, LLC:

1.	BIP 2080 Media Investments I, LLC;
2.	BIP 2080 Media Investments II, LLC;
3.	BIP 2080 Media Investments III, LLC;
4.	BIP Capital 2080 Media Investments IV, LLC;
5.	BIP Capital 2080 Media Investment V, LLC;
6.	BIP Capital 2080 Media Investment VI, LLC;
7.	BIP AchieveIt Investments, LLC;
8.	BIP VoApps Series A, LLC;
9.	BIP Early Stage Fund I, LP;
10.	BIP Early Stage Fund I-QP, LP;
11.	BIP Capital AchieveIt Series D, LLC;
12.	BIP Capital AchieveIt Series E, LLC;
13.	BIP Capital Growth Fund III, LP;
14.	BIP Capital Growth Fund III-QP, LP;
15.	BIP Capital Wellview Series A-3, LLC;
16.	BIP Capital Huddle I, LLC;
17.	BIP Capital Huddle I-QP, LLC; and







APPENDIX B
VERIFICATION

The undersigned states that he or she has duly executed the attached application, dated April 28, 2023 for and on behalf of the applicants listed below, that he holds the office with each such entity as indicated below, and that all actions by officers, directors, members, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts set forth are true to the best of his or her knowledge, information and belief.


BIP EVERGREEN VENTURE FUND

By: 	BIP Capital - Guarantor

Name:	Mark A. Buffington
Title:	Manager

BIP CAPITAL, LLC

By: 	/s/ Mark A. Buffington

Name:	Mark A. Buffington
Title:	Manager

BIP CAPITAL MANAGEMENT SERVICES,
LLC

By: 	/s/ Mark A. Buffington

Name:	Mark A. Buffington
Title:	Manager

BIP CAPITAL MINI FUND, LP

By:	BIP Capital Equity Partners
IV, LLC, its general partner

By: 	/s/ Mark A. Buffington

Name:	Mark A. Buffington
Title:	Manager

BIP CAPITAL MINI FUND II, LP

By:	BIP Capital Equity Partners
IV, LLC, its general partner

By: 	/s/ Mark A. Buffington

Name:	Mark A. Buffington
Title:	Manager

BIP CAPITAL MINI FUND II-QP, LP

By:	BIP Capital Equity Partners
IV, LLC, its general partner

By: 	/s/ Mark A. Buffington

Name:	Mark A. Buffington
Title:	Manager

BIP CAPITAL MINI FUND III, LP

By:	BIP Capital Equity Partners
IV, LLC its general partner

By: 	/s/ Mark A. Buffington

Name:	Mark A. Buffington
Title:	Manager

BIP CAPITAL MINI FUND III-QP, LP

By:	BIP Capital Equity Partners
IV, LLC its general partner

By: 	/s/ Mark A. Buffington

Name:	Mark A. Buffington
Title:	Manager

BIP CAPITAL MINI FUND IIIB, LP

By:	BIP Capital Equity Partners
IV, LLC, its general partner

By: 	/s/ Mark A. Buffington

Name:	Mark A. Buffington
Title:	Manager

BIP CAPITAL MINI FUND IIIB-QP, LP

By:	BIP Capital Equity Partners
IV, LLC, its general partner

By: 	/s/ Mark A. Buffington

Name:	Mark A. Buffington
Title:	Manager

BIP CAPITAL VENTURE FUND IV, LP

By:	BIP Capital Equity Partners
IV, LLC, its general partner

By: 	/s/ Mark A. Buffington

Name:	Mark A. Buffington
Title:	Manager

BIP CAPITAL VENTURE FUND IV-QP, LP

By:	BIP Capital Equity Partners
IV, LLC, its general partner

By: 	/s/ Mark A. Buffington

Name:	Mark A. Buffington
Title:	Manager

PANORAMIC ANNEX FUND 4, LP

By:	BIP Capital Equity Partners
IV, LLC, its general partner

By: 	/s/ Mark A. Buffington

Name:	Mark A. Buffington
Title:	Manager

PANORAMIC ANNEX FUND 4-QP, LP

By:	BIP Capital Equity Partners
IV, LLC, its general partner

By: 	/s/ Mark A. Buffington

Name:	Mark A. Buffington
Title:	Manager

PANORAMIC VENTURE FUND 5, LP

By:	Panoramic Venture GP 5, LLC,
its general partner

By: 	/s/ Mark A. Buffington

Name:	Mark A. Buffington
Title:	Manager

PANORAMIC VENTURE FUND 5-QP, LP

By:	Panoramic Venture GP 5, LLC,
its general partner

By: 	/s/ Mark A. Buffington

Name:	Mark A. Buffington
Title:	Manager

BIP CAPITAL 2080 MEDIA EQUITY VII,
LLC

By:	BIP Capital, LLC, its manager

By: 	/s/ Mark A. Buffington

Name:	Mark A. Buffington
Title:	Manager

BIP CAPITAL 2080 MEDIA EQUITY X,
LLC

By:	BIP Capital, LLC, its manager

By: 	/s/ Mark A. Buffington

Name:	Mark A. Buffington
Title:	Manager

BIP CAPITAL ACHIEVEIT SERIES E-1,
LLC

By:	BIP Capital LLC, its manager

By: 	/s/ Mark A. Buffington

Name:	Mark A. Buffington
Title:	Manager

BIP CAPITAL CONNEXPAY CONVERTIBLE
NOTE I, LLC

By:	BIP Capital LLC, its manager

By: 	/s/ Mark A. Buffington

Name:	Mark A. Buffington
Title:	Manager

BIP CAPITAL CONNEXPAY EQUITY I, LLC

By:	BIP Capital LLC, its manager

By: 	/s/ Mark A. Buffington

Name:	Mark A. Buffington
Title:	Manager

BIP CAPITAL HUDDLE CONVERTIBLE
NOTE, LLC

By:	BIP Capital LLC, its manager

By: 	/s/ Mark A. Buffington

Name:	Mark A. Buffington
Title:	Manager

BIP CAPITAL HUDDLE EQUITY II, LLC

By:	BIP Capital, LLC, its manager

By: 	/s/ Mark A. Buffington

Name:	Mark A. Buffington
Title:	Manager

BIP CAPITAL PAN CONVERTIBLE NOTE,
LLC

By:	BIP Capital, LLC its manager

By: 	/s/ Mark A. Buffington

Name:	Mark A. Buffington
Title:	Manager

BIP CAPITAL PAN EQUITY I, LLC

By:	BIP Capital, LLC, its manager

By: 	/s/ Mark A. Buffington

Name:	Mark A. Buffington
Title:	Manager

BIP CAPITAL PAN EQUITY II, LLC

By:	BIP Capital, LLC its manager

By: 	/s/ Mark A. Buffington

Name:	Mark A. Buffington
Title:	Manager

BIP CAPITAL USERIQ A-2 & A-3, LLC

By: 	/s/ Mark A. Buffington

Name:	Mark A. Buffington
Title:	Managing Director

BIP CAPITAL WELLVIEW SENIOR DEBT
II, LLC

By:	BIP Capital, LLC, its manager

By: 	/s/ Mark A. Buffington

Name:	Mark A. Buffington
Title:	Manager

PANORAMIC TRELLA ACQUISITION I, LP

By:	BIP Capital, LLC its manager

By: 	/s/ Mark A. Buffington

Name:	Mark A. Buffington
Title:	Manager

PANORAMIC TRELLA ACQUISITION I-QP,
LP

By:	BIP Capital, LLC its manager

By: 	/s/ Mark A. Buffington

Name:	Mark A. Buffington
Title:	Manager

PANORAMIC USERIQ EQUITY II, LLC

By:	BIP Capital, LLC its manager

By: 	/s/ Mark A. Buffington

Name:	Mark A. Buffington
Title:	Manager

PANORAMIC WELLVIEW SENTRY MERGER I,
LLC

By:	BIP Capital, LLC its manager

By: 	/s/ Mark A. Buffington

Name:	Mark A. Buffington
Title:	Manager

PANORAMIC ANNEX FUND 4B, LP

By:	BIP Capital Equity Partners
IV, LLC its manager

By: 	/s/ Mark A. Buffington

Name:	Mark A. Buffington
Title:	Manager

PANORAMIC ANNEX FUND 4B-QP, LP

By:	BIP Capital Equity Partners
IV, LLC its manager

By: 	/s/ Mark A. Buffington

Name:	Mark A. Buffington
Title:	Manager

PANORAMIC MEDIAFLY EQUITY I, LLC

By:	BIP Capital, LLC its manager

By: 	/s/ Mark A. Buffington

Name:	Mark A. Buffington
Title:	Manager

PANORAMIC SHIFTMED EQUITY I, LLC

By:	BIP Capital, LLC, its manager

By: 	/s/ Mark A. Buffington

Name:	Mark A. Buffington
Title:	Manager

PANORAMIC SHIFTMED EQUITY I-QP, LLC

By:	BIP Capital, LLC, its manager

By: 	/s/ Mark A. Buffington

Name:	Mark A. Buffington
Title:	Manager

PANORAMIC CONNEXPAY EQUITY II-AI,
LLC

By:	BIP Capital, LLC, its manager

By: 	/s/ Mark A. Buffington

Name:	Mark A. Buffington
Title:	Manager

PANORAMIC CONNEXPAY EQUITY II-QP,
LLC

By:	BIP Capital, LLC, its manager

By: 	/s/ Mark A. Buffington

Name:	Mark A. Buffington
Title:	Manager

BIP 2080 MEDIA INVESTMENTS I, LLC

By: 	/s/ Mark A. Buffington

Name:	Mark A. Buffington
Title:	Managing Director

BIP 2080 MEDIA INVESTMENTS II, LLC

By: 	/s/ Mark A. Buffington

Name:	Mark A. Buffington
Title:	Managing Director

BIP 2080 MEDIA INVESTMENTS III,
LLC,

By: 	/s/ Mark A. Buffington

Name:	Mark A. Buffington
Title:	Managing Director

BIP CAPITAL 2080 MEDIA INVESTMENT
IV, LLC

By: 	/s/ Mark A. Buffington

Name:	Mark A. Buffington
Title:	Managing Director

BIP CAPITAL 2080 MEDIA INVESTMENT
V, LLC

By: 	/s/ Mark A. Buffington

Name:	Mark A. Buffington
Title:	Managing Director

BIP CAPITAL 2080 MEDIA INVESTMENTS
VI, LLC

By: 	/s/ Mark A. Buffington

Name:	Mark A. Buffington
Title:	Managing Director

BIP ACHIEVEIT INVESTMENTS, LLC

By: 	/s/ Mark A. Buffington

Name:	Mark A. Buffington
Title:	Managing Director

BIP VOAPPS SERIES A, LLC

By: 	/s/ Mark A. Buffington

Name:	Mark A. Buffington
Title:	Managing Director

BIP EARLY STAGE FUND I, LP

By:	BIP Early Stage Partners I,
LLC, its general partner

By: 	/s/ Mark A. Buffington

Name:	Mark A. Buffington
Title:	Manager

BIP EARLY STAGE FUND I-QP, LP

By:	BIP Early Stage Partners I,
LLC, its general partner

By: 	/s/ Mark A. Buffington

Name:	Mark A. Buffington
Title:	Manager

BIP CAPITAL ACHIEVEIT SERIES D, LLC

By: 	/s/ Mark A. Buffington

Name:	Mark A. Buffington
Title:	Managing Director

BIP CAPITAL ACHIEVEIT SERIES E, LLC

By: 	/s/ Mark A. Buffington

Name:	Mark A. Buffington
Title:	Managing Director

BIP CAPITAL GROWTH FUND III, LP

By:	BIP Capital Equity Partners
III, LLC its general partner

By: 	/s/ Mark A. Buffington

Name:	Mark A. Buffington
Title:	Manager

BIP CAPITAL GROWTH FUND III-QP, LP

By:	BIP Capital Equity Partners
III, LLC its general partner

By: 	/s/ Mark A. Buffington

Name:	Mark A. Buffington
Title:	Manager

BIP CAPITAL WELLVIEW SERIES A-3,
LLC

By: 	/s/ Mark A. Buffington

Name:	Mark A. Buffington
Title:	Managing Director

BIP CAPITAL HUDDLE I, LLC

By: 	/s/ Mark A. Buffington

Name:	Mark A. Buffington
Title:	Managing Director

BIP CAPITAL HUDDLE I-QP, LLC

By: 	/s/ Mark A. Buffington

Name:	Mark A. Buffington
Title:	Managing Director





APPENDIX C
      Resolutions Adopted of the Board of Directors of BIP
Evergreen Venture Fund (the "Company")

      WHEREAS, the Board has considered the Company's Co-Investment Exemptive Application (the "Co-Investment Exemptive Application"), for an order of the SEC pursuant to Sections 17(d) and 57(i) of the 1940 Act, and Rule 17d-1 under the 1940 Act to permit certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-l under the 1940 Act; and

      NOW, THEREFORE, BE IT RESOLVED, that each of the officers of the Company is hereby authorized in the name and on behalf of the Company to make or cause to be made, and to execute and cause to be filed with the SEC, a Co-Investment Exemptive Application, as any such officer or officers may deem necessary or advisable; and

      RESOLVED, that each of the officers of the Company is hereby authorized in the name and on behalf of the Company to make or cause to be made, and to execute and cause to be filed with the SEC, any and all amendments to such Co-Investment Exemptive
Application, effecting such changes as any such officer or officers may deem necessary or advisable; and

      RESOLVED, that each of the officers of the Company is hereby authorized in the name and on behalf of the Company, to make or cause to be made, and to execute and deliver, all such additional agreements, documents, instruments and certifications and to take all such steps, and to make all such payments, fees and remittances, as any one or more of such officers may at any time or times deem necessary or desirable in order to effectuate the purpose and intent of the foregoing resolutions.

(Adopted by the Board of Directors on September 14, 2022)



  Unless otherwise indicated, all section references herein are to the Act. Unless otherwise indicated, all rule references herein are to rules under the Act. No Regulated Fund or Affiliated Fund that relies on this Order will rely on any other order of the Commission authorizing co-investment transactions pursuant to Sections 17(d) and 57(i) of the Act, and no entity that relies on another such order of the Commission will rely on this Order.
  The term "successor," as applied to each Adviser, means an entity that results from a reorganization into another jurisdiction or change in the type of business organization.
  In the case of a Regulated Fund that is a registered closed-end fund, the Board members that make up the Required Majority will be determined as if the Regulated Fund were a BDC subject to Section 57(o). In the case of a BDC Downstream Fund with a board of directors (or the equivalent), the members that make up the Required Majority will be determined as if the BDC Downstream Fund were a BDC subject to Section
57(o). In the case of a BDC Downstream Fund with a transaction committee or advisory committee, the committee members that make up the Required Majority will be determined as if the BDC Downstream Fund were a BDC subject to Section 57(o) and as if the committee members were directors of the fund.
  A "wholly-owned subsidiary" of a person is as defined in Section 2(a)(43) of the Act and means a company 95% or more of the outstanding voting securities of which are owned by such person
  Representatives from each Adviser to a Regulated Fund will be members of each investment committee or otherwise entitled to participate in each meeting of any investment committee that is expected to approve or reject recommended investment opportunities falling within its Regulated Funds' Objectives and Strategies and Board-Established Criteria. Accordingly, the policies and procedures may provide, for example, that the Adviser will receive the information required under Condition 1 in conjunction with its representatives' participation in the relevant investment committee's meetings. The allocation memorandum for each Potential Co-Investment Transaction will document the recommendations by the investment committee.
  The reason for any such adjustment to a proposed order amount will be documented in writing and preserved in the records of each Adviser.
  Each Adviser will maintain records of all proposed order amounts, Internal Orders and External Submissions in conjunction with Potential Co-
Investment Transactions. Each applicable Adviser will provide the Eligible Directors with information concerning the Affiliated Funds' and Regulated Funds' order sizes to assist the Eligible Directors with their review of the applicable Regulated Fund's investments for compliance with the Conditions.
  See note 30, below.
  See note 28, below.
  In the case of a Tradable Security, Dispositions to the issuer or an affiliated person of the issuer are not permitted so that funds participating in the Disposition do not benefit to the detriment of Regulated Funds that remain invested in the issuer. For example, if a Disposition of a Tradable Security were permitted to be made to the issuer, the issuer may be reducing its short term assets (i.e., cash) to pay down long term liabilities.
  However, with respect to an issuer, if a Regulated Fund's first Co-Investment Transaction is an Enhanced Review Disposition, and the Regulated Fund does not dispose of its entire position in the Enhanced Review
 Disposition, then before such Regulated Fund may complete its first Standard Review Follow-On in such issuer, the Eligible Directors must review the proposed Follow-On Investment not only on a stand-alone basis but also in relation to the total economic exposure in such issuer
(i.e., in combination with the portion of the Pre-Boarding Investment not disposed of in the Enhanced Review Disposition), and the other terms of the investments. This additional review is required because such findings were not required in connection with the prior Enhanced Review Disposition, but they would have been required had the first Co-
Investment Transaction been an Enhanced Review Follow-On. could not be both a Wholly-Owned Investment Sub and a BDC Downstream Fund because, in the former case, the Board of the parent Regulated Fund makes any determinations regarding the subsidiary's investments while, in the latter case, the Independent Party makes such determinations.
  Also excluded from this category by Rule 57b-1 is any person who would otherwise be included (a) solely because that person is directly or indirectly controlled by a business development company, or (b) solely because that person is, within the meaning of Section 2(a)(3)(C) or (D), an affiliated person of a person described in (a) above.
  See, e.g., SEC Rel. No. IC-4697 (Sept. 8, 1966) ("For purposes of Section 2(a)(3)(C), affiliation based upon control would depend on the facts of the given situation, including such factors as extensive interlocks of officers, directors or key personnel, common investment advisers or underwriters, etc."); Lazard Freres Asset Management, SEC No-Action Letter (pub. avail. Jan. 10, 1997) ("While, in some circumstances, the nature of an advisory relationship may give an adviser control over its client's management or policies, whether an investment company and another entity are under common control is a factual question...").
  See Protecting Investors: A Half-Century of Investment Company Regulation, 1504 Fed. Sec. L. Rep., Extra Edition (May 29, 1992) at 488 et seq.Securities and Exchange Commission v. Talley Industries, Inc., 399 F.2d 396, 405 (2d Cir. 1968), cert. denied, 393 U.S. 1015 (1969).
  H.Rep. No. 96-1341, 96th Cong., 2d Sess. 45 (1980) reprinted in 1980
U.S.C.C.A.N. 4827.See, e.g., New Mountain Finance Corporation, et al.
(File No. 812-15030) Release No. 34663 (August 4, 2022) (notice), Release
No. 34691 (August 30, 2022) (order); John Hancock GA Mortgage Trust, et al. (File No. 812-14917) Release No. IC-33493 (May 28, 2019) (notice),
Release No. IC-33518 (June 25, 2019) (order); BlackRock Capital Investment14898) Release No. IC-33475 (May 15, 2019) (notice), Release No. IC-33503 (June 7, 2019) (order); Pharos Capital BDC, Inc., et al.,
(File No. 812-14891) Release No. IC-33372 (notice) (February 8, 2019),
Release No. IC-33394 (order) (March 11, 2019).
  BDC Temporary Exemptive Order, Investment Company Act Rel. Nos. 33837
(April 8, 2020) (order) (extension granted January 5, 2021 and further extension granted April 22, 2021) see also, New Mountain Finance Corporation, et al. (File No. 812-15030) Release No. 34663 (August 4,
2022) (notice), Release No. 34691 (August 30, 2022) (order). 19 New Mountain Finance Corporation, et al. (File No. 812-15030) Release No. 34663 (August 4,
2022) (notice), Release No. 34691 (August 30, 2022) (order).
  Stellus Capital Investment Corporation, et al. (File No. 812-14855)
Release No. IC-33289 (November 6, 2018) (notice), Release No. IC-33316 (December 4, 2018) (order).
  Ares Capital Corporation, et al. (File No. 812-13603) No. IC-32399
(December 21, 2016) (notice), Release No. IC-32427 (January 18, 2017) (order).See Apollo Investment Corporation, et al. (File No. 812-13754) Investment Company Act Rel. Nos. 32019 (March 2, 2016) (notice) and 32057 (March 29, 2016) (order). See Oaktree Strategic Income, LLC, et al. (File No. 812-14758) Investment Company Act Rel. Nos. 32831 (September 22, 2017)
(notice) and 32862 (October 18, 2017) (order).
  See, e.g., New Mountain Finance Corporation, et al. (File No. 812-15030) Release No. IC-33624 (September 12, 2019) (notice), Release No.
IC-33656 (October 8, 2019) (order); John Hancock GA Mortgage Trust, et al. (File No. 812-14917) Release No. IC-33493 (May 28, 2019)
(notice), Release No. IC-33518 (June 25, 2019) (order); Stellus Capital Investment Corporation, et al. (File No. 812-14855) Release No. IC-
33289 (November 6, 2018) (notice), Release No. IC-33316 (December 4, 2018) (order); THL Credit, Inc., et al. (File No. 812-14807) Release
No. IC-33213 (August 24, 2018)(notice) and 33239 (September 19, 2018)(order);
Thrivent Financial for Lutherans, et al. (File No. 812- 14838)
Release No. IC-33197(August 9, 2018)(notice) and 33217 (September 5, 2018) (order).
  For example, procuring the Regulated Fund's investment in a Potential Co-Investment Transaction to permit an affiliate to complete or obtain better terms in a separate transaction would constitute an indirect financial benefit.This exception applies only to Follow-On Investments by a Regulated Fund in issuers in which that Regulated Fund already holds investments.
  Any Panoramic Proprietary Account that is not advised by an Adviser is itself deemed to be an Adviser for purposes of Conditions 6(a)(i), 7(a)(i), 8(a)(i) and 9(a)(i).In the case of any Disposition, proportionality will be measured by each participating Regulated
Fund's and Affiliated Fund's outstanding investment in the security in question immediately preceding the Disposition. In determining whether a holding is "immaterial" for purposes of the Order, the Required Majority will consider whether the nature and extent of the interest in the transaction or arrangement is sufficiently small that a reasonable person would not believe that the interest affected the determination of whether to enter into the transaction or arrangement or the terms of the transaction or arrangement.To the extent that a Follow-On Investment opportunity is in a security or arises in respect of a security held by the participating Regulated Funds and Affiliated Funds, proportionality will be measured by each participating Regulated Fund's and Affiliated Fund's outstanding investment in the security in question immediately preceding the Follow-On Investment using the most recent available valuation thereof. To the extent that a Follow-On Investment opportunity relates to an opportunity to invest in a security that is not in respect of any security held by any of the participating Regulated Funds or Affiliated Funds, proportionality will be measured by each participating Regulated Fund's and Affiliated
Fund's outstanding investment in the issuer immediately preceding the Follow-On Investment using the most recent available valuation thereof.
  Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-
Investment Transaction.






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